Exhibit 99.1
THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
Important: If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.
If you have sold or transferred all your shares in Brilliance China Automotive Holdings Limited, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.
The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
CONTINUING CONNECTED TRANSACTIONS
AND
CONNECTED AND MAJOR TRANSACTIONS — PROVISION OF
FINANCIAL ASSISTANCE TO/BY CONNECTED PERSON
Independent Financial Adviser to the Independent Board Committee and
Shareholders or Independent Shareholders

A letter from the independent board committee of Brilliance China Automotive Holdings Limited is set out on page 17 of this circular.
A letter from Partners Capital International Limited, the independent financial adviser, containing its advice to the independent board committee and the shareholders/independent shareholders (as the case may be) of Brilliance China Automotive Holdings Limited is set out on pages 18 to 32 of this circular.
A notice convening a special general meeting to be held at Room Tian & Di, 7th Floor, The Landmark Mandarin Oriental, 15 Queen’s Road Central, The Landmark, Central, Hong Kong on Tuesday, 30 December 2008 at 9:00 a.m. is set out on pages 40 to 42 of this circular. Whether or not you are able to attend the special general meeting, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the office of the branch registrar of Brilliance China Automotive Holdings Limited in Hong Kong, Computershare Hong Kong Investor Services Limited at Rooms 1806-07, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the special general meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting in person at the special general meeting or any adjourned meeting (as the case may be) should you so wish.
* for identification purposes only
10 December 2008

DEFINITIONS
     In this circular, unless otherwise defined, terms used herein shall have the following meaning:

“2007 SGM”	the special general meeting of the Company held on 16 November 2007 to approve, inter alia, the financial assistance to/by connected persons;

“Approved Caps”	the estimated annual monetary values of the Continuing Connected Transactions for the three financial years ending 31 December 2008 which have been approved by Shareholders and/or Independent Shareholders (as the case may be) in general meetings;

“associated company”	an entity, including an unincorporated entity such as a partnership, over which one has significant influence and that is neither a subsidiary nor an interest in a joint venture;

“associates”	has the meaning ascribed thereto in the Listing Rules;

“Board”	the board of Directors;

“Bye-Laws”	the bye-laws adopted by the Company from time to time;

“Companies Ordinance”	Companies Ordinance (Chapter 32 of the Laws of Hong Kong);

“Company”	Brilliance China Automotive Holdings Limited (*), an exempted company incorporated in Bermuda with limited liability, whose securities are listed on the Stock Exchange;

“connected persons”	has the meaning ascribed thereto in the Listing Rules;

“Continuing Connected Transactions”	the transactions between members of the Group and the connected persons as set out in the paragraph headed “The Continuing Connected Transactions” in this circular;

“Convertible Bonds”	the zero coupon guaranteed convertible bonds due 2011 with a principal amount of US$182,678,000 issued by Brilliance China Finance Limited, a wholly-owned subsidiary of the Company;

“Directors”	the directors of the Company;

“Dongxing Automotive”	(Shenyang Brilliance Dongxing Automotive Component Co., Ltd.*), a wholly foreign owned enterprise established in the PRC on 17 March 1999 and a wholly-owned subsidiary of the Company. The principal activities of Dongxing Automotive are the manufacture and trading of automotive components and remodelling minibuses and sedans in the PRC;

“Financial Assistance”	the financial assistance provided to/by the Group by/to connected person as set out in the paragraph headed “The Financial Assistance” in this circular;

“Group”	the Company and its subsidiaries;

“Huachen”	Huachen Automotive Group Holdings Company Limited, the controlling shareholder of the Company which as at the Latest Practicable Date is interested in approximately 39.41% of the issued share capital of the Company;

“Independent Board Committee”	the independent committee of Board, comprising Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo, all of whom are independent non-executive Directors, formed to advise the Shareholders and/or the Independent Shareholders (as the case may be) as to (i) the Proposed Caps; (ii) the Continuing Connected Transactions; and (iii) the Financial Assistance;

“Independent Financial Adviser”	Partners Capital International Limited, a corporation licensed to carry out regulated activities type 1 (dealing in securities) and type 6 (advising on corporate finance) under the SFO, being the independent financial adviser appointed for the purpose of advising the Independent Board Committee and the Shareholders and/or Independent Shareholders (as the case may be) as to (i) the Proposed Caps; (ii) the Continuing Connected Transactions; and (iii) the Financial Assistance;

“Independent Shareholders”	Shareholders other than Huachen and its associates;

“JinBei”	(Shenyang JinBei Automotive Company Limited*), a

company incorporated in the PRC on 14 May 1984 whose shares are listed on the Shanghai Stock Exchange and holder of the 39.1% equity interests in Shenyang Automotive;

“JinBei Group”	JinBei and its subsidiaries and, for the purpose of this circular, shall include its associated companies but exclude Shenyang Automotive;

“Latest Practicable Date”	8 December 2008, the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular;

“Liaoning Zheng Guo”	(Liaoning Zheng Guo Investment Development Company Limited*), a company incorporated in the PRC on 10 October 1996. Liaoning Zheng Guo is currently owned as to 75% by Huachen and 25% by Zhuhai Brilliance;

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;

“Ningbo Yuming”	(Ningbo Yuming Machinery Industrial Co., Ltd.*), a wholly foreign owned joint venture established in the PRC on 14 August 1993. Ningbo Yuming is currently a wholly foreign owned enterprise in the PRC and a wholly owned subsidiary of the Company. The principal activities of Ningbo Yuming are the manufacture and sale of automotive components in the PRC;

“Ordinary Resolutions”	the ordinary resolutions to be proposed at the Special General Meeting for the approval of (i) the Proposed Caps; (ii) the Continuing Connected Transactions; and (iii) the Financial Assistance, and each an “Ordinary Resolution”;

“PRC”	The People’s Republic of China and for the sole purpose of this circular shall exclude Hong Kong, Macau Special Administrative Region of the PRC and Taiwan;

“Proposed Caps”	the estimated annual monetary values of the Continuing Connected Transactions for the three financial years ending 31 December 2011;

“RMB”	renminbi, the lawful currency of the PRC;

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

“Shareholder(s)”	holder(s) of Shares;

“Shares”	shares at par value of US$0.01 each in the share capital of the Company;

“Shenyang Automotive”	(Shenyang Brilliance JinBei Automobile Co., Ltd.*), a sino-foreign equity joint venture established in the PRC on 19 July 1991 and a subsidiary of the Company whose equity interests are owned as to 51% by the Company and as to 39.1% by JinBei. The principal activities of Shenyang Automotive are the manufacture, assembly and sale of minibuses and sedans as well as automotive components in the PRC;

“Shenyang Jindong”	(Shenyang Jindong Development Co., Ltd.*), an equity joint venture established in the PRC on 18 April 2002 in which the Company has an effective equity interest of 75.50%. The principal activities of Shenyang Jindong are trading of automotive components;

“Special General Meeting”	the special general meeting of the Company to be held at Room Tian & Di, 7th Floor, The Landmark Mandarin Oriental, 15 Queen’s Road Central, The Landmark, Central, Hong Kong on Tuesday, 30 December 2008 at 9:00 a.m. for the purpose of considering, and if thought fit, approving (i) the Proposed Caps; (ii) the Continuing Connected Transactions; and (iii) the Financial Assistance;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“subsidiary”	has the meaning ascribed thereto under the Companies Ordinance;

“US$”	United States dollars, the lawful currency of the United States of America;

“Xing Yuan Dong”	(Shenyang XingYuanDong Automobile Component Co., Ltd.*), a wholly foreign owned enterprise established in the PRC on 12 October 1998 and a wholly-owned subsidiary of the Company. The principal activities of Xing Yuan Dong are the manufacture and trading of automotive components in the PRC; and

“Zhuhai Brilliance”	(Zhuhai Brilliance Holdings Company Limited*), a company incorporated in the PRC on 7 April 1999 and is a 90% owned subsidiary of Huachen.

*	for identification purposes only

LETTER FROM THE BOARD
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)

Executive Directors:	Registered Office:
Mr. Wu Xiao An (also known as Mr. Ng Siu On) (Chairman) Mr. Qi Yumin (Chief Executive Officer) Mr. He Guohua Mr. Wang Shiping Non-executive Director:	Canon’s Court 22 Victoria Street Hamilton HM12 Bermuda Head office and principal place of business:
Mr. Lei Xiaoyang Independent Non-executive Directors: Mr. Xu Bingjin Mr. Song Jian Mr. Jiang Bo	Suites 1602-05 Chater House 8 Connaught Road Central Hong Kong 10 December 2008
To the Shareholders
Dear Sir or Madam,
CONTINUING CONNECTED TRANSACTIONS
AND
CONNECTED AND MAJOR TRANSACTIONS — PROVISION OF
FINANCIAL ASSISTANCE TO/BY CONNECTED PERSON
INTRODUCTION
     On 19 November 2008, the Board announced proposals:
—	to carry out the Continuing Connected Transactions for the three financial years ending 31 December 2011; and

—	to enter into agreement for the Financial Assistance.
     Each of JinBei, its subsidiaries and associated companies (other than Shenyang Automotive) and Liaoning Zheng Guo is a connected person of the Company within the meaning of the Listing Rules. Accordingly, the purchases of materials and automotive components, the sale of automobiles, materials and automotive components, the entering into of the regional agent agreement and the provision of Financial Assistance by/to the Group to/by JinBei, its subsidiaries and associated companies (other than Shenyang Automotive) or Liaoning Zheng Guo constitute connected transactions under Chapter 14A of the Listing Rules. The Financial Assistance also constitutes major transactions under Chapter 14 of the Listing Rules. Therefore, all of the Continuing Connected Transactions and the Financial Assistance are subject to approval by Shareholders/Independent Shareholders (as the case may be) in the Special General Meeting taken by way of a poll.
* for identification purposes only

     An Independent Board Committee, comprising Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo, being all the independent non-executive Directors of the Company, has been established to advise the Shareholders as to (i) the Proposed Caps; (ii) the Continuing Connected Transactions; and (iii) the Financial Assistance. The letter from the Independent Board Committee setting out its advice and recommendations to the Shareholders/Independent Shareholders (as the case may be) on the Proposed Caps, the Continuing Connected Transactions and the Financial Assistance is set out on pages 17 of this circular.
     Partners Capital International Limited has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Shareholders/Independent Shareholders (as the case may be) in respect of the Proposed Caps, the Continuing Connected Transactions and the Financial Assistance. The letter from the Independent Financial Adviser setting out its advice and recommendations to the Independent Board Committee and the Shareholders/Independent Shareholders (as the case may be) on the Proposed Caps, the Continuing Connected Transactions and the Financial Assistance is set out on pages 18 to 32 of this circular.
     The purpose of this circular is to provide Shareholders with details of the Continuing Connected Transactions, the Proposed Caps and the Financial Assistance and a notice to Shareholders convening the Special General Meeting to approve (i) the Proposed Caps; (ii) the Continuing Connected Transactions; and (iii) the Financial Assistance.
THE CONTINUING CONNECTED TRANSACTIONS
Background of the Continuing Connected Transactions
     The Group is engaged in the manufacture and sale of minibuses and automotive components and sedans. During the course of its business, the Group acquires materials and automotive components from certain connected persons and sells automobiles, materials and automotive components to certain connected persons, on an ongoing basis.
The Continuing Connected Transactions
A.	Purchases of materials and automotive components by members of the Group (including Shenyang Automotive) from JinBei and its subsidiaries and associated companies (other than Shenyang Automotive)
A1.	Purchases of materials and automotive components by Shenyang Automotive from JinBei and its subsidiaries and associated companies (other than Shenyang Automotive)

Vendors	:	JinBei and its subsidiaries and associated companies (other than Shenyang Automotive), including but not limited to, (Jin Ya Drive Shaft Company Limited*), (Shenyang JinBei Jiangsen Automobile Internal Accessories Company Limited*), (Shenyang JinBei Automobile Manufacture Company Limited*), (Tieling Brilliance Rubber Products Company Limited*), (Shanghai Minth Accessories Company Limited*), (Shenyang JinBei Henglong Autosteering System Company Limited*), (Shenyang JinBei Kwang Jin Auto System Company Limited*) and (Shenyang JinBei Jinheng Automotive Safety Systems Company Limited*)

Purchaser	:	Shenyang Automotive, a 51% owned subsidiary of the Company

Agreement	:	On 19 November 2008, Shenyang Automotive and JinBei entered into a framework agreement in relation to the purchases of materials and automotive components by Shenyang Automotive from JinBei and its subsidiaries and associated companies (other than Shenyang Automotive) for a period of three years commencing from 1 January 2009 to 31 December 2011

Pricing policy	:	The materials and automotive components are to be provided to Shenyang Automotive by JinBei and its subsidiaries and associated companies (other than Shenyang Automotive) on terms which are no less favourable than the terms which can be obtained by Shenyang Automotive from independent third parties for purchase of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations
A2.	Purchases of materials and automotive components by Xing Yuan Dong from JinBei and its subsidiaries and associated companies (other than Shenyang Automotive)

Vendors	:	JinBei and its subsidiaries and associated companies (other than Shenyang Automotive), including but not limited to, (Shenyang JinBei Jiangsen Automobile Internal Accessories Company Limited*), (Tieling Brilliance Rubber Products Company Limited*) and (Shenyang JinBei Henglong Autosteering System Company Limited*)

Purchaser	:	Xing Yuan Dong, a wholly-owned subsidiary of the Company

Agreement	:	On 19 November 2008, Xing Yuan Dong and JinBei entered into a framework agreement in relation to the purchases of materials and automotive components by Xing Yuan Dong from JinBei and its subsidiaries and associated companies (other than Shenyang Automotive) for a period of three years commencing from 1 January 2009 to 31 December 2011

Pricing policy	:	The materials and automotive components are to be provided to Xing Yuan Dong by JinBei and its subsidiaries and associated companies (other than Shenyang Automotive) on terms which are no less favourable than the terms which can be obtained by Xing Yuan Dong from independent third parties for purchase of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations

A3.	Purchases of materials and automotive components by Dongxing Automotive from JinBei and its subsidiaries and associated companies (other than Shenyang Automotive)

Vendors	:	JinBei and its subsidiaries and associated companies (other than Shenyang Automotive), including but not limited to, (Shenyang JinBei Jiangsen Automobile Internal Accessories Company Limited*), (Tieling Brilliance Rubber Products Company Limited*), (Shenyang JinBei Jinheng Automotive Safety Systems Company Limited*) and (Shanghai Minth Accessories Company Limited*)

Purchaser	:	Dongxing Automotive, a wholly-owned subsidiary of the Company

Agreement	:	On 19 November 2008, Dongxing Automotive and JinBei entered into a framework agreement in relation to the purchases of materials and automotive components by Dongxing Automotive from JinBei and its subsidiaries and associated companies (other than Shenyang Automotive) for a period of three years commencing from 1 January 2009 to 31 December 2011

Pricing policy	:	The materials and automotive components are to be provided to Dongxing Automotive by JinBei and its subsidiaries and associated companies (other than Shenyang Automotive) on terms which are no less favourable than the terms which can be obtained by Dongxing Automotive from independent third parties for purchase of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations
A4.	Purchases of materials and automotive components by Ningbo Yuming from JinBei and its subsidiaries and associated companies (other than Shenyang Automotive)

Vendors	:	JinBei and its subsidiaries and associated companies (other than Shenyang Automotive), including but not limited to, (Shanghai Minth Accessories Company Limited*)

Purchaser	:	Ningbo Yuming, a wholly-owned subsidiary of the Company

Agreement	:	On 19 November 2008, Ningbo Yuming and JinBei entered into a framework agreement in relation to the purchases of materials and automotive components by Ningbo Yuming from JinBei and its subsidiaries and associated companies (other than Shenyang Automotive) for a period of three years commencing from 1 January 2009 to 31 December 2011

Pricing policy	:	The materials and automotive components are to be provided to Ningbo Yuming by JinBei and its subsidiaries and associated companies (other than Shenyang Automotive) on terms which are no less favourable than the terms which can be obtained by Ningbo Yuming from independent third parties for purchase of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations

B.	Sale of automobiles, materials and automotive components by members of the Group to connected persons
B1.	Sale of automobiles and automotive components by Shenyang Automotive to JinBei and its subsidiaries and associated companies (other than Shenyang Automotive)

Vendor	:	Shenyang Automotive, a 51% owned subsidiary of the Company

Purchasers	:	JinBei and its subsidiaries and associated companies (other than Shenyang Automotive), including but not limited to, (Shenyang JinBei Automobile Manufacture Company Limited*) and (Tieling Brilliance Rubber Products Company Limited*)

Agreement	:	On 19 November 2008, Shenyang Automotive and JinBei entered into a framework agreement in relation to the sale of automobiles and automotive components by Shenyang Automotive to JinBei and its subsidiaries and associated companies (other than Shenyang Automotive) for a period of three years commencing from 1 January 2009 to 31 December 2011

Pricing policy	:	The automobiles and automotive components are to be provided to JinBei and its subsidiaries and associated companies (other than Shenyang Automotive) by Shenyang Automotive on terms which are no less favourable than the terms which can be obtained by Shenyang Automotive from independent third parties for sale of automobiles and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations
B2.	Sale of materials and automotive components by Shenyang Jindong to JinBei and its subsidiaries and associated companies (other than Shenyang Automotive)

Vendor	:	Shenyang Jindong, a 75.50% owned subsidiary of the Company

Purchasers	:	JinBei and its subsidiaries and associated companies (other than Shenyang Automotive), including but not limited to (Tieling Brilliance Rubber Products Company Limited*)

Agreement	:	On 19 November 2008, Shenyang Jindong and JinBei entered into a framework agreement in relation to the sale of materials and automotive components by Shenyang Jindong to JinBei and its subsidiaries and associated companies (other than Shenyang Automotive) for a period of three years commencing from 1 January 2009 to 31 December 2011

Pricing policy	:	The materials and automotive components are to be provided to JinBei and its subsidiaries and associated companies (other than Shenyang Automotive) by Shenyang Jindong on terms which are no less favourable than the terms which can be obtained by Shenyang Jindong from independent third parties for sale of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations
B3.	Liaoning Zheng Guo acts as regional agent for Shenyang Automotive

Agent	:	Liaoning Zheng Guo, which is owned as to 75% by Huachen and 25% by Zhuhai Brilliance

Principal	:	Shenyang Automotive, a 51% owned subsidiary of the Company

Agreement	:	On 19 November 2008, Shenyang Automotive entered into a regional agent agreement with Liaoning Zheng Guo pursuant to which Liaoning Zheng Guo is to act as a regional agent of the whole range of automobiles manufactured by Shenyang Automotive in certain areas such as Jinan, Qingdao, Wuhan, Hefei, Chengdu, Kunming, Nanjing, Suzhou, Hangzhou, Wenzhou, Shanghai, Changsha, Fuzhou, Guangzhou, Shenzhen and Nanning for a period of three years commencing from 1 January 2009 to 31 December 2011

Pricing policy	:	Shenyang Automotive will sell automobiles to Liaoning Zheng Guo on terms which are no less favourable to Shenyang Automotive than those offered to other authorised agents of Shenyang Automotive
     The framework agreements and the regional agent agreement only set out the overriding and major terms of the transactions to be carried out by relevant parties. Details of the terms and conditions (including payment mode and payment terms) will be dealt with in the purchase orders to be placed by the relevant purchaser, which will be in line with the company policies adopted by the relevant vendor from time to time and may be varied in accordance with prevailing market situation.
Requirements of the Listing Rules
     JinBei owns 39.1% of the equity interests of Shenyang Automotive, a 51% owned subsidiary of the Company. Being a substantial shareholder of a subsidiary of the Company, JinBei is considered as a connected person of the Company under the Listing Rules. The subsidiaries and associated companies of JinBei are associates of JinBei within the meaning of the Listing Rules and are accordingly considered as connected persons of the Company. Therefore, transactions between members of the Group (including Shenyang Automotive) on one part and JinBei and its subsidiaries and associated companies (other than Shenyang Automotive) on the other part constitute connected transactions under the Listing Rules.
     Liaoning Zheng Guo is held as to 75% by Huachen and as to 25% by Zhuhai Brilliance (which in turn is held as to 90% by Huachen and is engaged in the business of investment holdings). Huachen is currently interested in approximately 39.41% of the issued share capital of the Company. Accordingly, Liaoning Zheng Guo is an associate of Huachen and a connected person of the Company. The regional agent agreement constitutes a continuing connected transaction for the Company.
     Transactions between the Group and each of JinBei and Liaoning Zheng Guo constitute connected transactions under Rule 14A.13(1)(a) of the Listing Rules and should be subject to reporting, announcement and independent shareholders’ approval requirements as set out in Rule 14A.35 of the Listing Rules.
     Huachen is considered to be interested in the regional agent agreement and Huachen and its associates will abstain from voting on the Ordinary Resolutions to be proposed at the Special General Meeting in respect of the entering into of the regional agent agreement and the relevant Proposed Cap.
     Given that no connected person which is a party to the Continuing Connected Transactions (save for the regional agent agreement) and Financial Assistance is a Shareholder, all Shareholders (save for Huachen and its associates which are not eligible to vote for the regional agent agreement and the relevant Proposed Cap) are eligible to vote on the Ordinary Resolutions to be proposed at the Special General Meeting in respect of the Proposed Caps, the Continuing Connected Transactions and the Financial Assistance. As at the Latest Practicable Date, Huachen and its associates are interested in approximately 39.41% of the issued share capital of the Company and are entitled to exercise control over the voting right in respect of their interest. Huachen and its associates will abstain from voting on the Ordinary Resolutions in respect of the regional agent agreement and the relevant Proposed Cap.
PROPOSED CAPS AND HISTORICAL FIGURES
Approved Caps and historical figures
     The following table sets out the Approved Caps and the actual sales/purchases of the Continuing Connected Transactions during the three financial years ended/ending 31 December 2008:

			For the financial year ended/ending 31 December
			2006		2007		2008
				Actual		Actual		Actual
Continuing Connected		Major type	Approved	sales/	Approved	sales/	Approved	sales/
Transactions		of products	Cap	purchases	Cap	purchases	Cap	purchases
			(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
								(For the
								six months
								ended
								30 June
								2008)

A.	Purchases of materials and automotive components by members of the Group (including Shenyang Automotive) from JinBei and its subsidiaries and associated companies (other than Shenyang Automotive)

A1.	Purchases of materials and automotive components by Shenyang Automotive from JinBei and its subsidiaries and associated companies (other than Shenyang Automotive)	Seats, steering systems, fuel pumps and driving shafts	230,000	719,016	1,550,000	1,146,671	2,000,000	405,159

A2.	Purchases of materials and automotive components by Xing Yuan Dong from JinBei and its subsidiaries and associated companies (other than Shenyang Automotive)	Axles, torsion bars, gear boxes, seats and rubber products	280,000	145,825	320,000	305,340	420,000	53,900

A3.	Purchases of materials and automotive components by Dongxing Automotive from JinBei and its subsidiaries and associated companies (other than Shenyang Automotive)	Rubber products	4,000	16,701	18,000	17,718	22,000	10,959

A4.	Purchases of materials and automotive components by Ningbo Yuming from JinBei and its subsidiaries and associated companies (other than Shenyang Automotive)	Inside cutting, outside cutting and moulding	5,000	10,334	16,000	2,209	19,000	—

			For the financial year ended/ending 31 December
			2006		2007		2008
				Actual		Actual		Actual
Continuing Connected		Major type	Approved	sales/	Approved	sales/	Approved	sales/
Transactions		of products	Cap	purchases	Cap	purchases	Cap	purchases
			(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
								(For the
								six months
								ended
								30 June
								2008)

B.	Sale of automobiles, materials and automotive components by members of the Group to connected persons

B1.	Sale of automobiles and automotive components by Shenyang Automotive to JinBei and its subsidiaries and associated companies (other than Shenyang Automotive)	Press parts/steels	85,000	166,284	330,000	320,509	420,000	72,283

B2.	Sale of materials and automotive components by Shenyang Jindong to JinBei and its subsidiaries and associated companies (other than Shenyang Automotive)	Matching components, including reinforcement panel of right hand side front wheel mudguard wing	—	—	1,100	397	1,100	397

B3.	Liaoning Zheng Guo acts as regional agent for Shenyang Automotive	Automobiles	—	—	1,800,000	1,119,095	5,000,000	1,227,532
     The Approved Caps for the year ending 31 December 2008 were based on a sales forecast for that year, which in turn was based on exceptionally good sales results achieved in the year ended 31 December 2007. However, up to 30 June 2008, due to various adverse factors such as economic downturn, actual sales of automobiles were substantially below forecast. Therefore, actual sales/ purchases in respect of the Continuing Connected Transactions for the year ending 31 December 2008 will be less than the Approval Caps for the year ending 31 December 2008.

Proposed Caps
     The following table sets out the Proposed Caps of the Continuing Connected Transactions during the three financial years ending 31 December 2011:

			For the year ending 31 December
Continuing Connected Transactions		Major type of products	2009 Proposed Cap	2010 Proposed Cap	2011 Proposed Cap
			(RMB’000)	(RMB’000)	(RMB’000)

A.	Purchases of materials and automotive components by members of the Group (including Shenyang Automotive) from JinBei and its subsidiaries and associated companies (other than Shenyang Automotive)

A1.	Purchases of materials and automotive components by Shenyang Automotive from JinBei and its subsidiaries and associated companies (other than Shenyang Automotive)	Seats, steering systems, fuel pumps and driving shafts	1,168,000	1,573,000	1,947,000

A2.	Purchases of materials and automotive components by Xing Yuan Dong from JinBei and its subsidiaries and associated companies (other than Shenyang Automotive)	Torsion bars, gear box assembly, seats and rubber products	145,000	171,000	208,000

A3.	Purchases of materials and automotive components by Dongxing Automotive from JinBei and its subsidiaries and associated companies (other than Shenyang Automotive)	Sealing sticks, main decelerators, seat assembly, interior display board	38,000	53,000	66,000

A4.	Purchases of materials and automotive components by Ningbo Yuming from JinBei and its subsidiaries and associated companies (other than Shenyang Automotive)	Side windows and luggage racks	5,300	5,800	6,400

			For the year ending 31 December
Continuing Connected Transactions		Major type of products	2009 Proposed Cap	2010 Proposed Cap	2011 Proposed Cap
			(RMB’000)	(RMB’000)	(RMB’000)

B.	Sale of automobiles, materials and automotive components by members of the Group to connected persons

B1.	Sale of automobiles and automotive components by Shenyang Automotive to JinBei and its subsidiaries and associated companies (other than Shenyang Automotive)	Steels, steel panels and moulding	226,000	297,000	370,000

B2.	Sale of materials and automotive components by Shenyang Jindong to JinBei and its subsidiaries and associated companies (other than Shenyang Automotive)	Matching components, including reinforcement panel of right hand side front wheel mudguard wing	1,029	1,029	1,029

B3.	Liaoning Zheng Guo acts as regional agent for Shenyang Automotive	Automobiles	1,890,000	1,890,000	1,890,000
Basis in determining the Proposed Caps
     In determining the Proposed Caps for the Continuing Connected Transactions for the three financial years ending 31 December 2011, the Board has based their estimates on the sales forecast of relevant years. Important and objective assumptions and factors, though not exhaustive but were arrived at after due and careful consideration of data currently in hand, are set out as below :
—	the anticipated growth of the automobile industry in the PRC in the three financial years ending 31 December 2011 compared to 2008 which will lead to an increase in demand for the existing models of minibuses and sedans manufactured by the Group;

—	the scheduled launch of new models of minibuses and sedans and new range of automobiles in the coming three financial years ending 31 December 2011;

—	the anticipated sales of minibuses and sedans in the coming three financial years ending 31 December 2011, particularly the marketing strategy of the Group to increase its market share in the domestic sedan market in the PRC;

—	the intended increase in the export of minibuses and sedans to overseas markets such as Europe, Egypt, Russia and South Africa in the coming financial years ending 31 December 2011 which will lead to increase in the purchases and sales volume of materials and automotive components between the members of the Group and the connected parties;

—	changes in product mix in response to market demand which will result in changes in the types of materials and automotive components used and the monetary value of the purchases of such materials and automotive components from the connected parties;

—	expected substantial increase in purchases of main decelerators by Dongxing Automotive from JinBei and its subsidiaries and associated companies (other than Shenyang Automotive) (Continuing Connected Transaction A.3); and

—	from 2009 onwards, planned purchases of side windows and luggage racks by Ningbo Yuming from JinBei and its subsidiaries and associated companies (other than Shenyang Automotive) (Continuing Connected Transaction A.4).
     It is expected that the launch of the new models of existing products and new range of products and the anticipated increase in sales of minibuses and sedans in the coming three financial years as compared to 2008 will lead to an increase in production of minibuses and sedans and accordingly, an increase in demand for materials and automotive components, the subject of the Continuing Connected Transactions. Materials purchased will be used to produce automotive components and automotive components purchased will be used for further processing into core automotive components. The automotive components will be used in the production of automobiles by Shenyang Automotive.
FINANCIAL ASSISTANCE
     On 19 November 2008, an agreement for provision of cross guarantees in respect of banking facilities in the amount of RMB500 million is entered into between Xing Yuan Dong and JinBei (and its subsidiaries).
     The banking facilities, that will be granted to each of Xing Yuan Dong and JinBei, will be for a term of one year commencing from 1 January 2009 to 31 December 2009. In the event of the cross guarantees are to be extended for more than one year along with the renewal of the banking facilities, the Company has to comply with all the relevant requirements under Chapter 14A of the Listing Rules. No fee is payable or charged and no securities will be taken or provided in relation to the provision of the cross guarantees.
     Pursuant to such agreement, Xing Yuan Dong and JinBei (and its subsidiaries) will provide cross guarantees to each other’s banking facilities in the amount of RMB500 million.
     JinBei is a connected person of the Company. The provision of the cross guarantees between Xing Yuan Dong and JinBei (and its subsidiaries) constitute connected transactions under Rule 14A.13(2)(a)(i), Rule 14A.13(2)(b)(i) and Rule 14A.13(3) of the Listing Rules and are subject to the reporting, announcement and independent shareholders’ approval requirements under Rule 14A.63 of the Listing Rules. As the percentage ratios for the Financial Assistance is more than 25% but less than 100%, the Financial Assistance also constitutes major transactions under Chapter 14 of the Listing Rules and has to be subject to the approval of the Shareholders. Given that no connected person which is a party to the Financial Assistance is a Shareholder, all Shareholders are eligible to vote on the Ordinary Resolution to be proposed at the Special General Meeting in respect of the Financial Assistance.
     As the Financial Assistance is on same terms as those granted to or provided by the Group in previous years and no fees is receivable or payable by the Group, the Financial Assistance will not have any material impact on the earnings, assets and liability of the Group.

REASONS FOR THE CONTINUING CONNECTED TRANSACTIONS AND THE FINANCIAL ASSISTANCE
Reasons for the Continuing Connected Transactions
     The Group is engaged in the manufacture and sale of minibuses and automotive components and sedans. The manufacture and sale of minibuses and sedans by the Group is carried out by Shenyang Automotive, a 51% owned subsidiary of the Company. The other subsidiaries of the Company are mainly engaged in the manufacture and sale of automotive components in the PRC, and some of such automotive components are sold to Shenyang Automotive for use in its assembly process as an automobile manufacturer. All the Continuing Connected Transactions are carried out in the ordinary course of business of the Group and will continue to be carried out in the three financial years ending 31 December 2011. Accordingly, the Board considers it appropriate to seek Shareholders’ and/or Independent Shareholders’ approval (as the case may be) for the Continuing Connected Transactions and the Proposed Caps for each of the three financial years ending 31 December 2011.
     The Group purchases raw materials and basic automotive components in its ordinary course of business to be used in the manufacturing of automotive components and for processing into core automotive components for use in automobile manufacturing. The Group will continue to purchase raw materials and automotive components from the JinBei Group where the price offered by such companies are more favourable than other suppliers in order to control the costs of production of automobiles produced by the Group.
     After processing the raw materials and the basic automotive components, the Group sells the processed automotive components to Shenyang Automotive and the JinBei Group which, as automobile manufacturers, will use the processed automotive components in their assembly process.
     In addition, the Group also purchases engines and other core automotive components from the connected persons so as to ensure the quality of the core automotive components and also to ensure the technology used in the production of such core automotive components remained within the control of the Group. It is believed that control over such core automotive components will enable the Group to exercise more effective control over the quality of the automobiles produced by the Group.
     In light of the manufacturing flow of the Group described above, the Continuing Connected Transactions are entered into for the following reasons:
     Control over quality and technology — Most of the automotive components supplied by the JinBei Group were specifically designed for use in the manufacture of the Group’s minibuses and sedans. Shenyang Automotive is a 51% owned subsidiary of the Company and JinBei is the joint venture partner of the Company in Shenyang Automotive. On 29 December 2003, the Company entered into agreements in relation to the proposed acquisition of an indirect 40.1% interest in JinBei, the joint venture partner of Shenyang Automotive and a supplier of automotive components for the Group’s minibuses and sedans. JinBei is an A-share company listed on the Shanghai Stock Exchange. As a result of JinBei’s share reform, which took place in August 2006, all issued shares of JinBei were converted into tradable shares on the Shanghai Stock Exchange. The Company’s prospective 40.1% interest in JinBei consequently was reduced to 33.05%. Upon obtaining the approvals from the relevant government authorities and completion of the proposed acquisition, the Company’s effective interests in Shenyang Automotive will increase from 51.0% to approximately 63.9%. The shareholding arrangements enable the Group to control the quality of the products of Shenyang Automotive and JinBei and the technology used in the production of the required automotive components. As such core automotive components will be used in the production of automobiles of the Group, such control will enable the Group to exercise more effective control over the quality of the automobiles produced by the Group. Therefore, the purchases from the JinBei Group are necessary for the Group to continue to carry out its business of automobile manufacturing.

     Proximity — The JinBei Group has been one of the major suppliers of automotive components to the Group for use in the manufacture of minibuses and sedans. The manufacturing facilities of the JinBei Group and the Group are both located in Shenyang, the PRC. The close proximity of the manufacture facilities of the Group and the JinBei Group means that the Group will be able to obtain the required materials and automotive components at a lower cost in a timely manner in terms of procurement lead time and transportation cost, compared to other suppliers. Based on the experience of the Directors in the industry, the purchases of materials and automotive components from manufacturers closed to the production facilities is a key means of cost reduction in the PRC automotive industry.
     Centralization of purchases — Instead of having each member of the Group purchasing the materials and automotive components required for use in their production, the Group centralized the purchases of materials and automotive components which are purchased in batches. This is because the need of an automotive component manufacturer and automobile manufacturer to purchase materials and automotive components depends on the expected demand for automobiles in the market and also fluctuation in prices for such materials and automotive components. Since it is difficult to predict with any degree of accuracy over a long period of time, in the interest of efficient inventory planning and to avoid incurring unnecessary costs by ordering materials and automotive components which are not in need, the best practice of the automobile industry advocates shorter, rather than longer supply cycles. In line with industrial practice, the Group usually orders materials and automotive components in batches. Centralization of purchases of materials and automotive parts enables the Group to enjoy a better price for bulk purchases.
     With the appointment of Liaoning Zheng Guo as the regional sales agent in certain areas such as Jinan, Qingdao, Wuhan, Hefei, Chengdu, Kunming, Nanjing, Suzhou, Hangzhou, Wenzhou, Shanghai, Changsha, Fuzhou, Guangzhou, Shenzhen and Nanning, the Group can co-ordinate the sales amongst the Group’s authorised agents in a more efficient manner so as to enhance the sales capability of its authorised agents. Instead of dealing with a number of small authorised agents, the Group sells to Liaoning Zheng Guo which then co-ordinates the sales to the smaller authorized agents, which is in line with the sales model for international automobile manufacturers. The Group has benefited from the reduced administrative costs and enhanced sales capability of its authorised agents as the Group is able to sell more automobiles through its authorised agents at lower costs and hence increase its sales and profitability.
     In the premises, the executive Directors and the non-executive Director consider the Continuing Connected Transactions to be in the interest of the Group and that the terms of the framework agreements and the regional agent agreement governing the Continuing Connected Transactions to be fair and reasonable in so far as the Shareholders are concerned.
Reasons for the Financial Assistance
     With the tightening of the lending regulations of the banks in the PRC, it is becoming a common practice for banks in the PRC to request for either guarantee or securities to secure banking facilities granted to borrowers.
     JinBei’s banking facilities will be utilized by JinBei as working capital to improve the quality of the automotive components currently produced by the JinBei Group and the expansion of its product range and production facilities. Since the JinBei is one of the suppliers of the Group, the Directors believe that the Group will be able to benefit from the improved quality of the automotive components manufactured by the JinBei Group and with the anticipated launch of the new models of minibuses and sedans, the Group will also be able to benefit from the improvement in production facilities and increase in product range of the JinBei Group.
     Xing Yuan Dong is one of the subsidiaries of Group engaged in the manufacturing of automotive components. Xing Yuan Dong’s banking facilities secured by the guarantees provided by JinBei will be utilized by Xing Yuan Dong to improve its production facilities in order to support the scheduled launch of new models of minibuses and sedans.

     At the 2007 SGM, the Shareholders have approved the provision of cross guarantees in respect of the provision of cross guarantees in respect of banking facilities in the amount of RMB500 million between Xing Yuan Dong and JinBei (and its subsidiaries) for the period from 1 January 2008 to 31 December 2008. As the agreement for provision of cross guarantees will expire by 31 December 2008 and for reasons set out above, the parties intend to extend the agreement for another financial year to until 31 December 2009.
     In the premises, the executive Directors and the non-executive Director consider the provision of the Financial Assistance to and from the connected person of the Company to be in the interest of the Group and that the terms of the agreement in relation to the provision of the cross guarantees to be fair and reasonable in so far as the Shareholders are concerned.
GENERAL
     Each of JinBei, its subsidiaries and associated companies (other than Shenyang Automotive) and Liaoning Zheng Guo is a connected person of the Company within the meaning of the Listing Rules. Accordingly, the purchases of materials and automotive components, the sale of automobiles, materials and automotive components, the entering into of the regional agent agreement and the provision of Financial Assistance by/to the Group to/by JinBei, its subsidiaries and associated companies (other than Shenyang Automotive) or Liaoning Zheng Guo constitute connected transactions under Chapter 14A of the Listing Rules. The Financial Assistance also constitutes major transactions under Chapter 14 of the Listing Rules. Therefore, all of the Continuing Connected Transactions and the Financial Assistance are subject to approval by Shareholders/Independent Shareholders (as the case may be) in the Special General Meeting taken by way of a poll.
     The Independent Board Committee has been established to advise the Shareholders and/or the Independent Shareholders (as the case may be) as to (i) the Proposed Caps; (ii) the Continuing Connected Transactions; and (iii) the Financial Assistance.
     Partners Capital International Limited has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Shareholders and/or the Independent Shareholders (as the case may be) in respect of the Proposed Caps, the Continuing Connected Transactions and the Financial Assistance.
     Huachen is considered to be interested in the regional agent agreement and Huachen and its associates will abstain from voting on the Ordinary Resolutions to be proposed at the Special General Meeting in respect of the entering into of the regional agent agreement and the relevant Proposed Cap.
     Given that no connected person which is a party to the Continuing Connected Transactions (save for the regional agent agreement) and Financial Assistance is a Shareholder, all Shareholders (save for Huachen and its associates which are not eligible to vote for the regional agent agreement and the relevant Proposed Cap) are eligible to vote on the Ordinary Resolutions to be proposed at the Special General Meeting in respect of the Proposed Caps, the Continuing Connected Transactions and the Financial Assistance. Huachen and its associates will abstain from voting on the Ordinary Resolutions in respect of the approval of the regional agent agreement and the relevant Proposed Cap.
SPECIAL GENERAL MEETING
     A notice convening the Special General Meeting of the Company to be held at Room Tian & Di, 7th Floor, The Landmark Mandarin Oriental, 15 Queen’s Road Central, The Landmark, Central, Hong Kong on Tuesday, 30 December 2008 at 9:00 a.m. for the purpose of considering, and if thought fit, the passing of the Ordinary Resolutions set out on pages 40 to 42 of this circular.

     The Ordinary Resolutions in respect of the Proposed Caps, the Continuing Connected Transactions and the Financial Assistance will be put forward to the Shareholders/Independent Shareholders (as the case may be) at the Special General Meeting to vote taken by way of a poll. Given that no connected person who is a party to the Continuing Connected Transactions (save for the regional agent agreement) and Financial Assistance is a Shareholder, all Shareholders (save for Huachen and its associates which are not eligible to vote for the regional agent agreement and the relevant Proposed Cap) are eligible to vote on the Ordinary Resolutions to be proposed at the Special General Meeting in respect of the Proposed Caps, the Continuing Connected Transactions and the Financial Assistance.
     There is enclosed a form of proxy for use at the Special General Meeting. Whether or not the Shareholders intend to be present at the Special General Meeting, they are requested to complete the form of proxy and return it to the office of the branch registrar of the Company in Hong Kong, Computershare Hong Kong Investor Services Limited, at Rooms 1806-07, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding of the Special General Meeting or any adjourned meeting (as the case may be). Completion and delivery of the form of proxy will not prevent the Shareholders from attending and voting at the Special General Meeting or adjourned meeting (as the case may be) if they so wish.
PROCEDURES BY WHICH A POLL MAY BE DEMANDED
     Pursuant to the bye-law 70 of the Bye-Laws, a resolution put to vote at a general meeting shall be decided on a show of hands unless a poll is required under the Listing Rules or demanded (before or at the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll):
(i)	by the Chairman of the meeting; or

(ii)	by at least three Shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

(iii)	by any Shareholder or Shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to attend and vote at the meeting; or

(iv)	by any Shareholder or Shareholders present in person or by a duly authorised corporate representative or by proxy having the right to attend and vote at the meeting, and in respect of whose shares, sums have been paid up in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares having that right.
     Pursuant to Rule 13.39(3) of the Listing Rules, if the Chairman of the meeting and/or the Directors individually or collectively hold proxies in respect of shares holding 5% or more of the total voting rights at a particular meeting, and if on a show of hands a meeting votes in the opposite manner to that instructed in those proxies, the Chairman and/or the Directors and the Chairman holding proxies as aforesaid collectively shall demand a poll; provided that if it is apparent from the total proxies held that a vote taken on a poll will not reverse the vote taken on a show of hands, then the Directors and/or the Chairman shall not be required to demand a poll.

RECOMMENDATIONS
     Having considered the reasons set out herein, the Directors (including the independent non- executive Directors) are of the opinion that (i) the Proposed Caps and the Continuing Connected Transactions to be in the interest of the Group and the Shareholders as a whole and that the terms of the framework agreements or the regional agent agreement governing the Continuing Connected Transactions to be fair and reasonable in so far as the Shareholders are concerned; and (ii) the provision of the Financial Assistance to and from the connected person of the Company to be in the interest of the Group and the Shareholders as a whole and that the terms of the agreement in relation to the provision of the cross guarantees to be fair and reasonable in so far as the Shareholders are concerned.
     Accordingly, the Directors also recommend the Shareholders to vote in favour of the Ordinary Resolutions.
ADDITIONAL INFORMATION
     Your attention is drawn to the additional information set out in the Appendices to this circular.

By order of the Board Brilliance China Automotive Holdings Limited Wu Xiao An (also known as Ng Siu On) Chairman
* for identification purposes only

LETTER FROM THE INDEPENDENT BOARD COMMITTEE
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
10 December 2008
To the Shareholders/Independent Shareholders
Dear Sir or Madam,
CONTINUING CONNECTED TRANSACTIONS
AND
CONNECTED AND MAJOR TRANSACTIONS — PROVISION OF
FINANCIAL ASSISTANCE TO/BY CONNECTED PERSON
     We have been appointed as the Independent Board Committee to advise you in connection with (i) the Proposed Caps; (ii) the Continuing Connected Transactions; and (iii) the Financial Assistance, details of which are set out in the Letter from the Board in the circular to Shareholders dated 10 December 2008 (“Circular”), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.
     Having taken into account (i) the Proposed Caps; (ii) the terms of the Continuing Connected Transactions; and (iii) the Financial Assistance, the principal factors and reasons considered by the Independent Financial Adviser and its advice in relation thereto as set out on pages 18 to 32 of the Circular, we are of the opinion that the Proposed Caps, the Continuing Connected Transactions and the Financial Assistance are in the interest of the Company and the Shareholders as a whole and that (i) the Proposed Caps; (ii) the terms of the Continuing Connected Transactions; and (iii) the Financial Assistance are fair and reasonable so far as the Shareholders are concerned. We therefore recommend that you vote in favour of the Ordinary Resolutions to be proposed at the Special General Meeting to approve the Proposed Caps, the Continuing Connected Transactions and the Financial Assistance.

Yours faithfully, Xu Bingjin Independent non-executive Director

Song Jian Independent non-executive Director	Jiang Bo Independent non-executive Director

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER
     The following is the text of a letter received from the Independent Financial Adviser setting out its opinion to the Independent Board Committee and the Shareholders/Independent Shareholders (as the case may be) in respect of (i) the Proposed Caps; (ii) the terms of the Continuing Connected Transactions; and (iii) the Financial Assistance for inclusion in this circular.

Partners Capital International Limited Unit 3906, 39/F, COSCO Tower 183 Queen’s Road Central Hong Kong
10 December 2008
To the Independent Board Committee and the Shareholders or the Independent Shareholders
Dear Sirs,
(1) CONTINUING CONNECTED TRANSACTIONS
AND
(2) CONNECTED AND MAJOR TRANSACTIONS — PROVISION OF
FINANCIAL ASSISTANCE TO/BY CONNECTED PERSON
INTRODUCTION
     We refer to our engagement to advise the Independent Board Committee and the Shareholders or the Independent Shareholders (as the case may be) in respect of (i) the terms of the Continuing Connected Transaction and the Proposed Caps; and (ii) the terms of the Financial Assistance, particulars of which are set out in the letter from the Board (the “Letter from the Board”) of this circular to the Shareholders dated 10 December 2008 (the “Circular”) and in which this letter is reproduced. Unless the context requires otherwise, capitalised terms used in this letter shall have the same meanings as given to them under the definitions section of the Circular.
     The Group has entered into relevant framework agreements and/or the regional agent agreement with connected persons including JinBei and Liaoning Zheng Guo (and/or their respective associates) so as to continue to conduct the Continuing Connected Transactions for the period from 1 January 2009 to 31 December 2011. On the other hand, Xing Yuan Dong and JinBei will provide cross guarantees to each other’s banking facilities in the amount of RMB500 million for a period of one year commencing from 1 January 2009 to 31 December 2009.
     Each of JinBei, its subsidiaries and associated companies (other than Shenyang Automotive) and Liaoning Zheng Guo is a connected person of the Company within the meaning of the Listing Rules. Accordingly, the purchases of materials and automotive components, the sale of automobiles, materials and automotive components and the provision of Financial Assistance by/to the Group to/by JinBei, its subsidiaries and associated companies (other than Shenyang Automotive) or the entering into of the regional agent agreement with Liaoning Zheng Guo constitute connected transactions under Chapter 14A of the Listing Rules. The Financial Assistance also constitutes major transactions under Chapter 14 of the Listing Rules. Therefore, all of the Continuing Connected Transactions and the Financial Assistance are subject to approval by Shareholders/Independent Shareholders (as the case may be) in the Special General Meeting taken by way of a poll. In this regard, Partners Capital International Limited has been appointed as the independent financial adviser to the Independent Board Committee and the Shareholders/Independent Shareholders (as the case may be) in relation to the terms of the Continuing Connected Transactions (including the Proposed Caps) and the Financial Assistance.

     Partners Capital International Limited is not connected with the directors, chief executive and substantial shareholders of the Company or any of its subsidiaries or their respective associates and is independent pursuant to Rule 13.84 of the Listing Rules and is therefore considered suitable to give independent advice to the Independent Board Committee and the Independent Shareholders. Apart from normal professional fees payable to Partners Capital International Limited in connection with this appointment, no arrangement exists whereby Partners Capital International Limited will receive any fees or benefits from the Company or the directors, chief executive and substantial shareholders of the Company or any of its subsidiaries or their respective associates.
     In formulating our opinion, we have relied on the accuracy of the information and representations contained in the Circular and have assumed that all information and representations made or referred to in the Circular were true at the time they were made and continue to be true as at the date of the Circular. We have also relied on our discussion with the management of the Company regarding the Group and the respective terms and conditions of the Continuing Connected Transactions and the Financial Assistance, including the information and representations contained in the Circular. We have also assumed that all statements of belief, opinion and intention made by the Directors and the Company in the Circular were reasonably made after due enquiry. We consider that we have reviewed sufficient information to reach an informed view, to justify our reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our advice. We have no reason to suspect that any material facts have been omitted or withheld from the information contained or opinions expressed in the Circular nor to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors. We have not, however, conducted an independent in- depth investigation into the business and affairs of the Group, the Company, Dongxing Automotive, Huachen, JinBei and the JinBei Group, Liaoning Zheng Guo, Ningbo Yuming, Shenyang Automotive, Shenyang Jindong, Xing Yuan Dong, Zhuhai Brilliance and their respective associates nor have we carried out any independent verification of the information supplied.
THE TERMS OF THE CONTINUING CONNECTED TRANSACTIONS AND THE PROPOSED CAPS
Principal factors and reasons considered
     In arriving at our opinion regarding the terms of the Continuing Connected Transactions and the Proposed Caps, we have considered the following principal factors and reasons:
1.	Background of and reasons for the terms of the Continuing Connected Transactions and the Proposed Caps
     The Group is engaged in the manufacture and sale of minibuses and automotive components and sedans. The manufacture and sale of minibuses and sedans by the Group is carried out by Shenyang Automotive, a 51% owned subsidiary of the Company. The other subsidiaries of the Company are mainly engaged in the manufacture and sale of automotive components in the PRC, and some of such automotive components are sold to Shenyang Automotive for use in its assembly process as an automobile manufacturer.
•	Overview
     As set out in the Letter from the Board, during the course of its business, the Group acquires materials and automotive components from certain connected persons and sells automobiles, materials and automotive components to certain connected persons, on an ongoing basis. In particular, the Group purchases raw materials and basic automotive components to be used in the manufacturing of automotive components and for processing into core automotive components for use in automobile manufacturing. The Group will purchase raw materials and automotive components from the JinBei Group where the prices offered by such companies are more favourable than other suppliers in order to control the costs of automobiles produced by the Group. After processing the raw materials and the basic automotive components, the Group sells the processed automotive components to the JinBei Group which, as automobile manufacturers, will use the processed automotive components in their assembly process.

     As set out in the Letter from the Board, the Continuing Connected Transactions are entered into to enable the Group (i) to have more control over quality and technology of automotive components used in its production; (ii) to purchase materials and automotive components from manufacturers within close proximity to the production facilities to reduce cost and to enhance competitiveness of the Group; and (iii) to centralize the purchases of materials and automotive parts to enjoy better pricing of bulk purchases.
     We note that, according to the statistics from the China Association of Automobile Manufacturers of the PRC, the total number of sedans sold for the nine months ended 30 September 2008 amounted to approximately 3.8 million vehicles, representing an increase of approximately 10.2% from that of the corresponding period in year 2007. During the same period, the total number of automobiles exported from the PRC amounted to approximately 557,500 vehicles representing an increase of approximately 34.7% from that of the corresponding period in year 2007. Upon further review of the interim report of the Company for the six months ended 30 June 2008 and as advised by the Directors, we note that Shenyang Automotive sold 33,221 Zhonghua sedans and 33,520 minibuses in the first half of 2008, representing a 44.9% decrease from 60,287 sedans and a 4.3% decrease from 35,038 minibuses sold respectively during the corresponding period last year. The Board noted the decrease in sales volume of sedans and minibuses by Shenyang Automotive in the first half of 2008 and the Group expects market conditions to remain challenging. Notwithstanding the aforesaid, as further set out in the Letter from the Board, it is expected that the launch of the new models of existing products and new range of products and the anticipated increase in sales of minibuses and sedans in the coming three financial years as compared to 2008 will lead to an increase in production of minibuses and sedans and accordingly, an increase in demand for materials and automotive components, the subject of the Continuing Connected Transactions. Materials purchased will be used to produce automotive components and automotive components purchased will be used for further processing into core automotive components. The automotive components will be used in the production of automobiles by Shenyang Automotive.
•	Reasons for the transactions (A1) to (A4)
     As set out in the Letter from the Board, the manufacturing facilities of JinBei Group and the Group are both located in Shenyang, the PRC. With the close proximity of the manufacture facilities of the Group and JinBei Group, and the fact that most of the automotive components supplied by the JinBei Group were specifically designed for use in the manufacture of the Group’s minibuses and sedans, it is more cost-effective for the Group to purchase materials and automotive components from JinBei Group in terms of procurement lead time and transportation cost when compared with other suppliers. Further, in centralising the purchases of materials and automotive parts, the Group may enjoy better pricing of bulk purchases. In addition, we were advised by the Company that there are only limited independent suppliers who possess the specific production lines for supplying the specific automotive components for the Group’s production.
     For example, Shenyang Automotive (being a subsidiary of the Group) has been procuring seats, steering systems, fuel pumps and driving shafts from JinBei Group for onward manufacturing of automobiles and automotive components whilst Xing Yuan Dong has been procuring axles, torsion bars, gear boxes, seats and rubber products from JinBei Group for onward manufacturing of automobiles and automotive components. On the other hand, Dongxing Automotive has been procuring automotive components such as rubber products from JinBei Group for onward production of rear axles for minibuses and sedans of the Group.
     Based on the above, we consider that it is fair and reasonable and in the interests of the Company and the Shareholders as a whole for the Group to enter into the relevant agreements with the JinBei Group to secure a stable supply of raw materials for the Group.

•	Reasons for the transaction (B1)
     As advised by the Company, Shenyang Automotive imports steel from independent third parties from overseas and sells some of the imported steel to the JinBei Group for further processing. After using the steel to manufacture automotive components, the JinBei Group sells the processed automotive components back to Shenyang Automotive (which is included as part of the transaction (A1) cited above) and the latter will use the automotive components for its own assembly process as automobile manufacturer. In addition, Shenyang Automotive also sells automotive components to the JinBei Group for JinBei Group’s own assembly process as automobile manufacturer.
     Based on the above, we consider that it is fair and reasonable and in the interests of the Company and the Shareholders as a whole for Shenyang Automotive to enter into the relevant agreement with the JinBei Group to secure a stable customer, as well as a stable supplier, for the Group.
•	Reasons for the transaction (B2)
     Shenyang Jindong has been engaged in the provision of matching components such as reinforcement panel of right hand side front wheel mudguard wing to the JinBei Group for onward assembly and/or processing. As advised by the Company, the Group plans to launch new models of its minibuses and Zhonghua sedans during 2009 to 2011, thus, the Group will require new components and suppliers. As a result, the demand for the automotive components produced by the JinBei Group, some of which are produced from those raw materials supplied by Shenyang Jindong, will increase accordingly.
     Based on the above, we consider that it is fair and reasonable and in the interests of the Company and the Shareholders as a whole for Shenyang Jindong to enter into the relevant agreement with the JinBei Group to secure a stable customer, as well as a stable supplier, for the Group.
•	Reasons for the transaction (B3)
     As set out in the Letter from the Board, with the appointment of Liaoning Zheng Guo as the regional sales agent for certain areas such as Jinan, Qingdao, Wuhan, Hefei, Chengdu, Kunming, Nanjing, Suzhou, Hangzhou, Wenzhou, Shanghai, Changsha, Fuzhou, Guangzhou, Shenzhen and Nanning, the Group can co-ordinate the sales amongst the Group’s authorised agents in a more efficient manner so as to enhance the sales capability of its authorised agents. Instead of dealing with a number of small authorised agents, the Group sells to Liaoning Zheng Guo which then co-ordinates the sales to the smaller authorised agents, which is in line with the sales model for international automobile manufacturers. The Group has benefited from the reduced administrative costs and enhanced sales capability of its authorised agents as the Group is able to sell more automobiles through its authorised agents at lower costs and hence increase its sales and profitability.
     Upon enquiry, we were advised by the Directors that Liaoning Zheng Guo has strong governmental support and hence is well positioned to further explore the market segment of government sector as the Group’s customer base. We have further obtained a reconciliation from the Directors that the extent of administrative costs saved by selling via Liaoning Zheng Guo in lieu of dealing directly with a number of small authorised agents is projected to exceed the agency fee payable to Liaoning Zheng Guo on a per vehicle sold basis.
     Based on the above, we consider that it is fair and reasonable and in the interests of the Company and the Shareholders as a whole for the Group to enter into the regional agent agreement in respect of the Continuing Connected Transaction for the Group to better carry out its sales and distribution activities.

2.	The Proposed Caps for the Continuing Connected Transactions
     Based on information provided by the Company, we summarise in the following table (i) the historical figures of the Continuing Connected Transactions for the two financial years ended 31 December 2007 and the six months ended 30 June 2008; (ii) the Approved Caps for the three financial years ending 31 December 2008; and (iii) the Proposed Caps for the three financial years ending 31 December 2011:

			Historical figures		Historical figures
			(in RMB’000) for		(in RMB’000)	Proposed Caps
			the financial years		for the six	(in RMB’000)
			ended 31 December		months ended 30 June	for the financial years ending 31 December
Continuing Connected Transactions			2006	2007	2008	2009	2010	2011

(A)	Purchases of materials and automotive components by members of the Group (including Shenyang Automotive) from JinBei and its subsidiaries and associated companies (other than Shenyang Automotive)

	A1.	Purchases of materials and automotive components by Shenyang Automotive from JinBei and its subsidiaries and associated companies (other than Shenyang Automotive)	719,016 (230,000)	1,146,671	(1,550,000)	405,159
		(2,000,000)	1,168,000	1,573,000	1,947,000

	A2.	Purchases of materials and automotive components by Xing Yuan Dong from JinBei and its subsidiaries and associated companies (other than Shenyang Automotive)	145,825 (280,000)	305,340 (320,000)	53,900 (420,000)	145,000	171,000	208,000

	A3.	Purchases of materials and automotive components by Dongxing Automotive from JinBei and its subsidiaries and associated companies (other than Shenyang Automotive)	16,701 (4,000)	17,718 (18,000)	10,959 (22,000)	38,000	53,000	66,000

	A4.	Purchases of materials and automotive components by Ningbo Yuming from JinBei and its subsidiaries and associated companies (other than Shenyang Automotive)	10,334 (5,000)	2,209 (16,000)	0 (19,000)	5,300	5,800	6,400

			Historical figures			Historical figures
			(in RMB’000) for			(in RMB’000)	Proposed Caps
			the financial years			for the six	(in RMB’000)
			ended 31 December			months ended 30 June	for the financial years ending 31 December
Continuing Connected Transactions			2006		2007	2008	2009	2010	2011

(B)	Sale of automobiles, materials and automotive components by members of the Group to connected persons

	B1.	Sale of automobiles and automotive components by Shenyang Automotive to JinBei and its subsidiaries and associated companies (other than Shenyang Automotive)	166,284 (85,000)		320,509 (330,000)	72,283 (420,000)	226,000	297,000	370,000

	B2.	Sale of materials and automotive components by Shenyang Jindong to JinBei and its subsidiaries and associated companies (other than Shenyang Automotive)	0 (N/A (Note 2	) )	397 (1,100)	397 (1,100)	1,029	1,029	1,029

	B3.	Liaoning Zheng Guo acts as regional agent for Shenyang Automotive	0 (N/A (Note 2	) )	1,119,095 (1,800,000)	1,227,532 (5,000,000)	1,890,000	1,890,000	1,890,000

Notes:

1.	The figures in bracket set out in the above table are the Approved Caps.

2.	Transactions B2 and B3 commenced since 2007.
     In determining the value of the Proposed Caps for the Continuing Connected Transactions for the three financial years ending 31 December 2011, the Board had taken into account the following factors:
(a)	the anticipated growth of the automobile industry in the PRC in the three financial years ending 31 December 2011 compared to 2008 which will lead to an increase in demand for the existing models of minibuses and sedans manufactured by the Group;

(b)	the scheduled launch of new models of minibuses and sedans and new range of automobiles in the coming three financial years ending 31 December 2011;

(c)	the anticipated sales of minibuses and sedans in the coming three financial years ending 31 December 2011, particularly the marketing strategy of the Group to increase its market share in the domestic sedan market in the PRC;

(d)	the intended increase in the export of minibuses and sedans to overseas markets such as Europe, Egypt, Russia and South Africa in the coming financial years ending 31 December 2011 which will lead to increase in the purchases and sales volume of materials and automotive components between the members of the Group and the connected parties; and

(e)	changes in product mix in response to market demand which will result in changes in the types of materials and automotive components used and the monetary value of the purchases of such materials and automotive components from the connected parties.
     It is expected that the launch of the new models of existing products and new range of products and the anticipated increase in sales of minibuses and sedans in the coming three financial years as compared to 2008 will lead to an increase in production of minibuses and sedans and accordingly, an increase in demand for materials and automotive components, the subject of the Continuing Connected Transactions. Materials purchased will be used to produce automotive components and automotive components purchased will be used for further processing into core automotive components. The automotive components will be used in the production of automobiles by Shenyang Automotive.
     We note that the Approved Caps for the year ending 31 December 2008 were determined based on a sales forecast for that year, which in turn was based on exceptionally good sales results achieved in the year ended 31 December 2007. However, up to 30 June 2008, due to various adverse factors such as economic downturn, actual sales of automobiles were substantially below forecast. Therefore, actual sales/purchases in respect of the Continuing Connected Transactions for the year ending 31 December 2008 will be less than the Approval Caps for the year ending 31 December 2008.
     After taking into account the above factors, we further analyse the bases on which the Proposed Caps as follows:
•	Transaction (A1)
     Pursuant to the relevant framework agreements for transaction (A1), the materials and automotive components are to be purchased by Shenyang Automotive from JinBei Group on terms which are no less favourable than the terms which can be obtained by Shenyang Automotive from independent third parties for purchase of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations.
     Upon review of the comparable past transactions of the Group, on a sample basis, we note that the pricing for the past transactions of the Continuing Connected Transaction (A1) were comparable to the pricing the Group could obtain from independent third party suppliers for similar materials and automotive components. On the other hand, we note that the price per unit of the purchases components underlying the list is expected to remain roughly stable at those actually recorded in the first half of 2008, which in turn was roughly similar to actual price levels in 2007. We were advised by the Company that the prices of raw materials are expected to remain fairly stable for the three coming financial years but it will be difficult for the Company to obtain the relevant raw materials for a large volume from independent suppliers with the same specifications and quality. Moreover, most of the automotive components supplied by the JinBei Group were specifically designed for use in the manufacture of the Group’s minibuses and sedans and there are only limited independent suppliers who possess the specific production lines to supply the specific automotive components for the Group’s production.
     As regards the Proposed Caps to be sought of the purchases by Shenyang Automotive from JinBei Group for the three financial years ending 31 December 2011 of RMB1,168,000,000, RMB1,573,000,000 and RMB1,947,000,000 respectively, we have obtained from the Directors a list of estimated purchases components summing roughly up to the Proposed Caps. We have reviewed the breakdown of actual sales of the Group up to

October 2008 and we were advised by the Company that the fourth quarter each year would usually be a peak season for automobile sales. We note that the estimated annual sales volume of the Group for 2009 would be roughly equivalent to that of 2008 on an annualized basis as projected from the actual sales of the Group up to October 2008. We understand from the Directors that such list of estimate was prepared on the basis of multiplying the estimated price per unit of the individual components by the estimated quantity of the corresponding components. The estimated quantity of the corresponding components was arrived at after taking into account the actual sales up to October 2008 and the anticipated growth in sales of the Group’s minibuses and sedans in domestic demand and export to overseas markets during 2009 to 2011. We consider such basis of preparation to be in line with market practice.
     Upon comparison, we note that the Proposed Caps are much lower than the Approved Cap for the year ending 31 December 2008 and we understand from the Directors that the decrease of the Proposed Caps over the previously sought levels was due to (i) the lower expected production volume of Zhonghua automobiles by Shenyang Automotive for the year 2008 which leads to a lower projection for future years; (ii) the internal production plan for the three years ending 31 December 2011; and (iii) the impact from the economic downturn. Upon review of the interim report of the Company for the six months ended 30 June 2008, we note that Shenyang Automotive sold 33,221 Zhonghua sedans and 33,520 minibuses in the first half of 2008, representing a 44.9% decrease from 60,287 sedans and a 4.3% decrease from 35,038 minibuses sold respectively during the corresponding period last year. However, as stated above, the launch of the new models of existing products and new range of products and the anticipated increase in sales of minibuses and sedans in the coming three financial years as compared to 2008 will lead to an increase in production of minibuses and sedans. In addition, as advised by the Company, the inventory of automotive components in after sales service centers in various regions is expected to increase in order to fulfill the demand of spare parts for repair and maintenance of the sedans and minibuses of the Company sold to customers in previous periods. Accordingly, although the Proposed Cap for the year ending 31 December 2009 may be significantly lower than the Approved Cap for the year ending 31 December 2008, the Proposed Caps are still on an increasing trend for the coming three financial years.
     On the above basis, we consider that the Board has taken a prudent approach in determining the Proposed Caps and we are of the view that the bases on which the Proposed Caps were determined are fair and reasonable and in the interests of the Shareholders and the Company as a whole.
•	Transaction (A2)
     Pursuant to the relevant framework agreement for transaction (A2), the materials and automotive components are to be purchased by Xing Yuan Dong, from JinBei Group on terms which are no less favourable than the terms which can be obtained by Xing Yuan Dong from independent third parties for purchase of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations.
     Upon review of the comparable past transactions of the Group, on a sample basis, we note that the pricing for the past transactions of the Continuing Connected Transaction (A2) were comparable to the pricing the Group could obtain from independent third party suppliers for similar materials and automotive components. On the other hand, we note that the price per unit of the purchases components underlying the list is expected to remain roughly stable at those actually recorded in the first half of 2008, which in turn was roughly similar to actual price levels in 2007. We were advised by the Company that the prices of raw materials are expected to remain fairly constant for the three coming financial years but it will be difficult for the Company to obtain the relevant raw materials for a large volume from independent suppliers with the same specifications and quality. Moreover, most of the automotive components supplied by the JinBei Group were specifically designed for use in the manufacture of the Group’s minibuses and sedans and there are only limited independent suppliers who possess the specific production lines to supply the specific automotive components for the Group’s production.
     As regards the Proposed Caps to be sought of the purchases by Xing Yuan Dong from JinBei Group for the three financial years ending 31 December 2011 of RMB145,000,000, RMB171,000,000 and RMB208,000,000 respectively, we have obtained from the Directors a list of estimated purchases components summing roughly up to the Proposed Caps. We have reviewed the breakdown of actual sales of the Group up to October 2008 and we were advised by the Company that the fourth quarter each year would usually be a peak season for automobile sales. We note that the estimated annual sales volume of the Group for 2009 would be roughly equivalent to that of 2008 on an annualized basis as projected from the actual sales of the Group up to October 2008. We understand from the Directors that such list of estimate was prepared on the basis of multiplying the estimated price per unit of the individual components by the estimated quantity of the corresponding components. The estimated quantity of the corresponding components was arrived at after taking into account the actual sales up to October 2008 and the anticipated growth in sales of the Group’s minibuses and sedans in domestic demand and export to overseas markets during 2009 to 2011. We consider such basis of preparation to be in line with market practice.
     Upon comparison, we note that the Proposed Caps are much lower than the Approved Cap for the year ending 31 December 2008 and we understand from the Directors that the decrease of the Proposed Caps over the previously sought levels was due to (i) the lower expected production volume of Zhonghua automobiles by Shenyang Automotive for the year 2008 which leads to a lower projection for future years; (ii) the internal production plan for the three years ending 31 December 2011; and (iii) the impact from the economic downturn. However, as stated above, the launch of the new models of existing products and new range of products and the anticipated increase in sales of minibuses and sedans in the coming three financial years as compared to 2008 will lead to an increase in production of minibuses and sedans. Thus, although the Proposed Cap for the year ending 31 December 2009 may be significantly lower than the Approved Cap for the year ending 31 December 2008, the Proposed Caps are still on an increasing trend for the coming three financial years.
     On the above basis, we consider that the Board has taken a prudent approach in determining the Proposed Caps and we are of the view that the bases on which the Proposed Caps were determined are fair and reasonable and in the interests of the Shareholders and the Company as a whole.
•	Transaction (A3)
     Pursuant to the relevant framework agreement for transaction (A3), the materials and automotive components are to be purchased by Dongxing Automotive from JinBei Group on terms which are no less favourable than the terms which can be obtained by Dongxing Automotive from independent third parties for purchase of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations.
     Upon enquiry, we were confirmed by the Directors that the materials and automotive components (namely, rubber products such as sealing sticks, main decelerators, seat assembly and interior display board) to be purchased by Dongxing Automotive are tailor-made by JinBei Group and hence JinBei Group represents the sole supplier to Dongxing Automotive. Given that Dongxing Automotive does not purchase the same materials and automotive components from independent third party suppliers, we were confirmed by the Company that there were no comparable purchases transactions for the above materials and automotive components available for our comparison.
     As regards the Proposed Cap to be sought of the purchases by Dongxing Automotive from JinBei Group for the three financial years ending 31 December 2011 of

RMB38,000,000, RMB53,000,000 and RMB66,000,000 respectively, we have obtained from the Directors a list of estimated purchases components summing roughly up to the Proposed Caps. We have reviewed the breakdown of actual sales of the Group up to October 2008 and we were advised by the Company that the fourth quarter each year would usually be a peak season for automobile sales. We note that the estimated annual sales volume of the Group for 2009 would be roughly equivalent to that of 2008 on an annualized basis as projected from the actual sales of the Group up to October 2008. For the three financial years ending 31 December 2011, we note that the price per unit of the purchases components underlying the list is expected to remain roughly stable at those actually recorded in the first half of 2008, which in turn was roughly similar to actual price levels in 2007. We understand from the Directors that such list of estimate is prepared on the basis of multiplying the estimated price per unit of the individual components by the estimated quantity of the corresponding components. The estimated quantity of the corresponding components was arrived at after taking into account the actual sales up to October 2008 and the anticipated growth in sales of the Group’s minibuses and sedans in domestic demand and export to overseas markets during 2009 to 2011. We consider such basis of preparation to be in line with market practice.
     Upon comparison, we note that the Proposed Caps are higher than the Approved Cap for the year ending 31 December 2008 and we understand from the Directors that the increase of the Proposed Caps over the previously sought levels is mainly attributable to the estimated increase in the production volume of mid-priced minibuses, which equipped with JinBei’s main decelerators, in 2009 to 2011 according to the Group’s internal sales and marketing plan. In addition, certain automotive components which were previously purchased directly by Shenyang Automotive will now be purchased via Dongxing Automotive. Hence, the Proposed Caps are higher than the Approved Caps.
     Further, we have obtained confirmation from the Directors that a majority portion of the estimated purchases components under the list was derived from the estimated orders as projected from the major customers of Dongxing Automotive for the three financial years ending 31 December 2011, with a minority portion of the estimated purchases components under the list representing only a buffering allowance for the purpose of arriving at the Proposed Caps.
     On the above basis, we are of the view that the bases on which the Proposed Caps were determined are fair and reasonable and in the interests of the Shareholders and the Company as a whole.
•	Transaction (A4)
     Pursuant to the relevant framework agreement for transaction (A4), the materials and automotive components are to be purchased by Ningbo Yuming from JinBei Group on terms which are no less favourable than the terms which can be obtained by Ningbo Yuming from independent third parties for purchase of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations.
     As advised by the Company, Ningbo Yuming has been purchasing various automotive components from the JinBei Group mainly for further assembly of Zhonghua sedans in the past. However, since 2008, the Group started to manufacture such automotive components internally with a view to achieve lower production cost and ceased to purchase the same from the JinBei Group. As a result, there was no transaction between Ningbo Yuming and the JinBei Group in 2008. As further advised by the Company, Ningbo Yuming proposed to purchase side windows and luggage racks and other automotive components from the JinBei Group mainly for further assembly of minibuses and wagon model of Zhonghua sedan, namely Junjie wagon model, from 2009 onwards. Although there were no comparable past transactions of the Group in respect of side windows and luggage racks and other automotive components with the JinBei Group, the Group has obtained quotation from independent third parties for reference and we note that the Group has used such quotation as basis for determining the relevant pricing in respect of the Proposed Caps of Transaction (A4) in the next three coming financial years.
     We have reviewed the breakdown of actual sales of the Group up to October 2008 and we were advised by the Company that the fourth quarter each year would usually be a peak season for automobile sales. We note that the estimated annual sales volume of the Group for 2009 would be roughly equivalent to that of 2008 on an annualized basis as projected from the actual sales of the Group up to October 2008. Upon comparison, we note that the Proposed Caps are much lower than the Approved Cap for the year ending 31 December 2008 and we understand from the Directors that the decrease of the Proposed Caps over the previously sought levels was due to (i) the lower expected production volume of Zhonghua automobiles by Shenyang Automotive for the year 2008 which leads to a lower projection for future years; (ii) the internal production plan for the three years ending 31 December 2011; and (iii) the impact from the economic downturn. However, as stated above, the launch of the new models of existing products and new range of products and the anticipated increase in sales of minibuses and sedans in the coming three financial years as compared to 2008 will lead to an increase in production of minibuses and sedans. Thus, although the Proposed Cap for the year ending 31 December 2009 may be significantly lower than the Approved Cap for the year ending 31 December 2008, the Proposed Caps are still on an increasing trend for the coming three financial years.
     Further, we have obtained confirmation from the Directors that a majority portion of the estimated purchases components under the list was derived from the estimated orders as projected from the major customers of Ningbo Yuming for the three financial years ending 31 December 2011, with a minority portion of the estimated purchases components under the list representing only a buffering allowance for the purpose of arriving at the Proposed Caps.
     On the above basis, we consider that the Board has taken a prudent approach in determining the Proposed Caps and we are of the view that the bases on which the Proposed Caps were determined are fair and reasonable and in the interests of the Shareholders and the Company as a whole.
•	Transaction (B1)
     Pursuant to the relevant framework agreement, the automobiles and automotive components are to be provided by Shenyang Automotive to JinBei Group on terms which are no less favourable than the terms which can be obtained by Shenyang Automotive from independent third parties for sales of automobiles and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations.
     As advised by the Directors, there are only limited independent customers of Shenyang Automotive as far as specific automotive components (namely, imported steel used for manufacturing the press parts) are concerned. On such basis, we were confirmed by the Directors that there were no meaningful comparable sales transactions for the automotive components available for our comparison.
     As advised by the Company, Shenyang Automotive imports steel from independent third parties from overseas and sells some of the imported steel (used for manufacturing press parts) to JinBei Group for further processing. In addition, Shenyang Automotive sells steel panels and mouldings to the JinBei Group. As regards the Proposed Caps to be sought of the sales by Shenyang Automotive to JinBei Group for the three financial years ending 31 December 2011 of RMB226,000,000, RMB297,000,000 and RMB370,000,000 respectively, we have obtained from the Directors a list of estimated sales components summing roughly up to the Proposed Caps. We have reviewed the breakdown of actual sales of the Group up to October 2008 and we were advised by the Company that the fourth quarter each year would usually be a peak season for automobile sales. We note that the estimated annual sales volume of the Group for 2009 would be roughly equivalent to that of 2008 on an annualized basis as projected from the actual sales of the Group up to October 2008. For the three financial years ending 31 December 2011, we note that the price per unit of the sales components underlying the list is expected to remain roughly stable at those actually recorded in the first half of 2008, which in turn was roughly similar to actual price levels in 2007.
     Upon comparison, we note that the Proposed Caps are much lower than the Approved Cap for the year ending 31 December 2008 and we understand from the Directors that the decrease of the Proposed Caps over the previously sought levels was due to (i) the lower expected production volume of Zhonghua automobiles by Shenyang Automotive for the year 2008 which leads to a lower projection for future years; (ii) the internal production plan for the three years ending 31 December 2011; and (iii) the impact from the economic downturn. However, as stated above, the launch of the new models of existing products and new range of products and the anticipated increase in sales of minibuses and sedans in the coming three financial years as compared to 2008 will lead to an increase in production of minibuses and sedans. In addition, new models and new range of sedan and minibuses will require new sets of automotive components. Thus, although the Proposed Cap for the year ending 31 December 2009 may be significantly lower than the Approved Cap for the year ending 31 December 2008, the Proposed Caps are still on an increasing trend for the coming three financial years.
     Further, we have obtained confirmation from the Directors that a majority portion of the estimated sales components under the list represents the estimated orders as projected from the major customers of JinBei Group for the three financial years ending 31 December 2011, with a minority portion of the estimated sales components under the list representing only a buffering allowance for the purpose of arriving at the Proposed Caps.
     On the above basis, we consider that the Board has taken a prudent approach in determining the Proposed Caps and we are of the view that the bases on which the Proposed Caps were determined are fair and reasonable and in the interests of the Shareholders and the Company as a whole.
•	Transaction (B2)
     Pursuant to the relevant framework agreement, the materials and automotive components are to be provided by Shenyang Jindong to JinBei Group on terms which are no less favourable than the terms which can be obtained by Shenyang Jindong from independent third parties for sales of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations.
     As advised by the Directors, Shenyang Jindong does not have independent customers as far as specific automotive components are concerned. On such basis, we were confirmed by the Directors that there were no meaningful comparable sales transactions for the automotive components available for our comparison.
     As regards the Proposed Cap to be sought of the sales by Shenyang Jindong to JinBei Group for the three financial years ending 31 December 2011 of RMB1,029,000, RMB1,029,000 and RMB1,029,000 respectively, we have obtained from the Directors a list of estimated purchases components summing roughly up to the Proposed Caps. We have reviewed the breakdown of actual sales of the Group up to October 2008 and we were advised by the Company that the fourth quarter each year would usually be a peak season for automobile sales. We note that the estimated annual sales volume of the Group for 2009 would be roughly equivalent to that of 2008 on an annualized basis as projected from the actual sales of the Group up to October 2008. We understand from the Directors that such list of estimate is prepared on the basis of multiplying the estimated price per unit of the individual components by the estimated quantity of the corresponding components. The estimated quantity of the corresponding components was arrived at after taking into account the actual sales up to October 2008 and the anticipated growth in sales of the Group’s minibuses and sedans in domestic demand and export to overseas markets during

2009 to 2011. For the three financial years ending 31 December 2011, we note that the price per unit of the sales components underlying the list is expected to remain roughly stable at those actually recorded in the first half of 2008, which in turn was roughly similar to actual price levels in 2007. We consider such basis of preparation to be in line with market practice.
     Upon comparison, we note that the Proposed Caps are similar to the level of the Approved Cap for the year ending 31 December 2008 and we consider the size of the Proposed Caps is insignificant as compared to the size of operation of the Group.
     On the above basis, we consider that the Board has taken a prudent approach in determining the Proposed Caps and we are of the view that the bases on which the Proposed Caps were determined are fair and reasonable and in the interests of the Shareholders and the Company as a whole.
•	Transaction (B3)
     Pursuant to the regional agent agreement, Liaoning Zheng Guo shall act as a regional agent of the whole range of automobiles manufactured by Shenyang Automotive for certain regions such as Jinan, Qingdao, Wuhan, Hefei, Chengdu, Kunming, Nanjing, Suzhou, Hangzhou, Wenzhou, Shanghai, Changsha, Fuzhou, Guangzhou, Shenzhen and Nanning for a term of 3 years commencing on 1 January 2009 to 31 December 2011.
     Upon review of the comparable past transactions of the Group, on a sample basis, we note that the pricing for the past transactions of the Continuing Connected Transaction (B3) were comparable to the pricing the Group could obtain from independent third party customers for same type of automobiles. However, we were advised by the Company that the prices of automobiles in the three coming financial years are difficult to predict as the prices varies amongst different models and they are subject to change in accordance with different market conditions. For the sake of determining the Proposed Caps, the Company assumes that the average prices of automobiles in the three coming financial years would be roughly the same as that of 2008.
     Upon comparison, we were confirmed by the Company that the agency fee rate payable and settlement period to Liaoning Zheng Guo is comparable to those payable to and adopted by another regional agent appointed by the Group for the Northern China region. In any event, as set out in the Letter from the Board, Shenyang Automotive will sell automobiles to Liaoning Zheng Guo on terms which are no less favourable to Shenyang Automotive than those offered to other authorised agents of Shenyang Automotive. Upon enquiry, we understand from the Directors that such statement is made after taking into account the extent of savings from administrative costs otherwise incurred in dealing directly with a number of small authorised agents which is estimated to exceed the agency fee payable to Liaoning Zheng Guo after appointment thereof on a per vehicle sold basis.
     As regards the Proposed Caps to be sought of the sales by Shenyang Automotive to Liaoning Zheng Guo for the three financial years ending 31 December 2011 of RMB1,890,000,000, RMB1,890,000,000 and RMB1,890,000,000, respectively, we have obtained from the Directors a list of estimated sales of the Group’s automobiles summing roughly up to the Proposed Caps for the three financial years ending 31 December 2011. We have reviewed the breakdown of actual sales of the Group up to October 2008 and we were advised by the Company that the fourth quarter each year would usually be a peak season for automobile sales. We note that the estimated annual sales volume of the Group for 2009 would be roughly equivalent to that of 2008 on an annualized basis as projected from the actual sales of the Group up to October 2008. Upon enquiry, we understand from the Directors that the Proposed Caps roughly represents 12% of the sales volume based on the estimated sale volume of the Group for the year ending 31 December 2009. Further, we have obtained confirmation from the Directors that a majority portion of the estimated sales of the Group’s automobiles under the list represents the estimated orders as projected from the Group’s authorised agents which will be served by Liaoning Zheng Guo for the financial year ending 31 December 2009, with a minority portion of the estimated sales under the list representing only a buffering allowance for the purpose of arriving at the Proposed Caps.
     Upon comparison, we note that the Proposed Caps are much lower than the Approved Cap for the year ending 31 December 2008 and we understand from the Directors that the decrease of the Proposed Caps over the previously sought levels was due to (i) the lower expected production volume of Zhonghua automobiles by Shenyang Automotive for the year 2008 which leads to a lower projection for future years; (ii) the internal production plan for the three years ending 31 December 2011; and (iii) the impact from the economic downturn. We were advised by the Directors that Shenyang Automotive has obtained the approval for setting up its own sales company and the Company intends to reduce the reliance on agents, including Liaoning Zheng Guo, in coming years. However, it requires time to complete the establishment of the sales company and build up the sales network to a full scale operation. Thus, the Group would still have to appoint Liaoning Zheng Guo as the regional agent for the time being.
     On the above basis, we consider that the Board has taken a prudent approach in determining the Proposed Caps and we are of the view that the bases on which the Proposed Caps were determined are fair and reasonable and in the interests of the Shareholders and the Company as a whole.
     In summary, given that the relevant terms of individual agreement will be determined upon execution with reference to the then prevailing market conditions and the above pricing principles, we consider that the Continuing Connected Transactions are to be carried out on normal commercial terms and in the ordinary and usual course of business and the bases on which the Proposed Caps were determined are fair and reasonable and in the interests of the Shareholders and the Company as a whole.

3.	The conditions
     As the respective Proposed Caps will exceed HK$10 million and the relevant applicable ratios under Rule 14.07 of the Listing Rules exceed 2.5%, the Proposed Caps of the Continuing Connected Transactions are subject to reporting, announcement, and the requirement of seeking approval from the Shareholders or the Independent Shareholders (as the case may be) under the Listing Rules.
     The Company will therefore seek the approval by the Shareholders of the Continuing Connected Transactions (other than the regional agent agreement) and the relevant Proposed Caps and the approval by the Independent Shareholders of the regional agent agreement and the relevant Proposed Caps subject to the following conditions:
1.	The Continuing Connected Transactions will be:
(i)	entered into by the Group in the ordinary and usual course of its business;

(ii)	conducted on normal commercial terms or, if there are no sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than terms available to or from independent third parties; and

(iii)	entered into in accordance with the terms of the relevant framework agreements governing the Continuing Connected Transactions that are fair and reasonable and in the interests of the Shareholders of the Company as a whole;
2.	The transacted amount of the transactions under the Continuing Connected Transactions shall not exceed the Proposed Caps;

3.	The Company will comply with all other relevant requirements under the Listing Rules.

     Taking into account the conditions attached to the Continuing Connected Transactions, in particular (i) the restriction by way of setting the Proposed Caps; and (ii) the compliance with all other relevant requirements under the Listing Rules (which include the annual review and/or confirmation by the independent non-executive Directors and auditors of the Company on the actual execution of the Continuing Connected Transactions), we consider that the Company has taken appropriate measures to govern the Group in carrying out the Continuing Connected Transactions, thereby safeguarding the interests of the Shareholders thereunder.
Recommendation
     Having considered the above principal factors, we are of the opinion that the terms of the Continuing Connected Transactions and the Proposed Caps are on normal commercial terms and fair and reasonable and are in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Board Committee to advise the Shareholders or the Independent Shareholders (as the case may be), and we advise the Shareholders or the Independent Shareholders (as the case may be), to vote in favour of the ordinary resolutions to be proposed at the Special General Meeting for approving the terms of the Continuing Connected Transactions and the Proposed Caps.
THE FINANCIAL ASSISTANCE
Principal factors and reasons considered
     In arriving at our opinion regarding the terms of the Financial Assistance, we have considered the following principal factors and reasons:
1.	Background of and reasons for the Financial Assistance
     At the 2007 SGM, the Shareholders have approved the provision of cross guarantees in respect of banking facilities in the amounts of RMB500 million between Xing Yuan Dong and JinBei for the period from 1 January 2008 to 31 December 2008. As the agreements for provision of cross guarantees will expire by 31 December 2008 and for reasons set out below, the parties intend to extend the agreement for another financial year to until 31 December 2009.
     As set out in the Letter from the Board, with the tightening of the lending regulations of the banks in the PRC, it is becoming a common practice for banks in the PRC to request for either a guarantee or securities from a third party to secure banking facilities granted to borrowers. JinBei’s banking facilities will be utilized by JinBei as working capital to improve the quality and volume of the automotive components currently produced by the JinBei Group and the expansion of its product range and production facilities. Since a number of members of the JinBei Group are suppliers of the Group, the Directors believe that the Group will be able to benefit from the improved quality of the automotive components manufactured by the JinBei Group and with the anticipated launch of the new models of minibuses and sedans, the Group will also be able to benefit from the improvement in production facilities and increase in product range of the JinBei Group.
     Xing Yuan Dong is one of the subsidiaries of the Group engaged in the manufacturing of automotive components. Xing Yuan Dong’s banking facilities secured by the guarantees provided by JinBei will be utilized by Xing Yuan Dong to improve its production facilities in order to support the substantial increase in production volume and the future launch of new models of minibuses and sedans.
     According to the interim report of the Company for the six months ended 30 June 2008, Shenyang Automotive sold 33,221 Zhonghua sedans and 33,520 minibuses in the first half of 2008, representing a 44.9% decrease from 60,287 sedans and a 4.3% decrease from 35,038 minibuses sold respectively during the corresponding period last year. The Board noted the decrease in sales volume of sedans and minibuses by Shenyang Automotive in the first half of 2008 and the Group expects market conditions to remain challenging. However, the Group plans to install more marketing initiatives in an effort to boost sales, continue to develop new products (such as the new Junjie wagon model which will be launched in the fourth quarter of 2008) to further enhance its product offering and increase economies of scale of the Zhonghua platform, and further streamline its operations in an attempt to improve production efficiency. Over the longer term, the Group will continue to enrich its product portfolio while actively exploring opportunities for further business diversification beyond the existing automobile and components manufacturing business. As a result, there is a need for a significant amount of banking facilities to support the businesses of Xing Yuan Dong.
     We were advised by the Company that JinBei and Xing Yuan Dong have each considered to use corporate guarantee and/or obtain guarantee from independent third party credit guarantee company and/or pledge of assets instead of using cross guarantees. However, the Company advised that banks in the PRC no longer accept the usage of corporate guarantee of individual company for the banking facilities of its own or its subsidiaries. In addition, it is difficult for a company in the PRC to obtain independent third party guarantee for such a sizable loan amount. Furthermore, according to the Company, it may be difficult for a company to pledge only a certain part of its fixed assets to match the size of a specific loan and pledging the entire asset (which may result in over-collateralisation) may not be in the best interests of the Company as a whole.
     Based on the above, we consider that it is fair and reasonable and in the interests of the Company and the Shareholders as a whole for the Group to enter into the cross guarantees agreement in relation to the Financial Assistance.
2.	Terms of the Financial Assistance
     On 19 November 2008, an agreement for the provision of cross guarantees were entered into, pursuant to which Xing Yuan Dong and JinBei will provide cross guarantee to each other’s banking facilities in the amount of RMB500 million. The banking facilities, that will be granted to each of Xing Yuan Dong and JinBei, will be for a term of one year commencing from 1 January 2009 to 31 December 2009. In the event the cross guarantees are to be extended for more than one year along with the renewal of the banking facilities, the Company will have to comply with all the relevant requirements under Chapter 14A of the Listing Rules. No fee is payable or charged and no securities will be taken or provided in relation to the provision of the cross guarantees.
     According to the interim report of JinBei, JinBei had total assets and cash amounting to approximately RMB4.8 billion and RMB1.3 billion respectively as at 30 September 2008. Based on the aforesaid financial position of JinBei and taking into account that JinBei is an A-share company publicly listed on Shanghai Stock Exchange, we understand from the Directors that they are confident that JinBei will be able to fulfill its repayment obligations should they became due.
     Meanwhile, JinBei will provide guarantee to Xing Yuan Dong in support of the banking facilities of Xing Yuan Dong in the equivalent amounts of RMB500 million without any charge or securities.
     Based on the above, we consider that the terms of the Financial Assistance are fair and reasonable and are in the interests of the Company and the Shareholders as a whole.
3.	Financial effects of the Financial Assistance on the Group
     We are advised by the Directors that the Group is expected to be exposed to a contingent liability of RMB500 million as a result of the Financial Assistance. The size of such contingent liability represents approximately 7.7% of the unaudited consolidated net assets of the Group as at 30 June 2008. In view of the background and financial position of JinBei as detailed in the sub- paragraph headed “Terms of the Financial Assistance” above, the Directors are confident that JinBei will be able to fulfill its repayment obligations should it became due. In the event that there is default on the banking facilities drawn by JinBei, the Directors expect that there will not be any significant adverse financial effect on the Group.

     Based on the above, we concur with the said view of the Directors and consider that the Financial Assistance is fair and reasonable and in the interests of the Company and the Shareholders as a whole.
Recommendation
     Having considered the above principal factors, we are of the opinion that the terms of the Financial Assistance are on normal commercial terms, fair and reasonable and the provision of the Financial Assistance is in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Board Committee to advise the Shareholders, and we advise the Shareholders, to vote in favour of the ordinary resolution to be proposed at the Special General Meeting for approving the Financial Assistance.

Yours faithfully, For and on behalf of Partners Capital International Limited Alan Fung Managing Director

APPENDIX I     FINANCIAL INFORMATION OF THE GROUP

1.	STATEMENT OF INDEBTEDNESS
     As at the close of business on 31 October 2008, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Group had outstanding indebtedness of approximately RMB6,610 million, comprising bank borrowings and notes payable of approximately RMB5,072 million and Convertible Bonds of approximately RMB1,538 million.
Borrowings
     As at the close of business on 31 October 2008, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Group had bank borrowings and notes payable of approximately RMB5,072 million, of which approximately RMB4,502 million was secured by bank deposits of approximately RMB2,318 million and bank notes receivable of approximately RMB219 million.
Contingent liabilities
     As at 31 October 2008, the Group had contingent liabilities of approximately RMB260 million.
Disclaimer
     Save as disclosed above and apart from intra-group liabilities, the Group did not have any loan capital issued and outstanding or agreed to be issued, any loan capital, bank overdrafts and liabilities under acceptances or other similar indebtedness, debentures, mortgages, charges or loans or acceptance credits or hire purchase commitments, guarantees or other material contingent liabilities as at the close of business on 31 October 2008.
No material change
     Save as disclosed herein, the Directors have confirmed that there has not been any material change in the indebtedness and contingent liabilities of the Group since 31 October 2008.

2.	WORKING CAPITAL
     After taking into account of the available credit facilities and the internal resources of the Group, the Directors were of the opinion that the Group had sufficient working capital for the 12 months period from the date of this circular.

3.	MATERIAL ADVERSE CHANGE
     As at the Latest Practicable Date, the Directors have confirmed that there has not been any material adverse change in the financial or trading position of the Group since 31 December 2007, being the date to which the latest audited consolidated financial statements of the Group were made up.

4.	TRADING AND FINANCIAL PROSPECTS OF THE GROUP
     For the six months ended 30 June 2008, unaudited consolidated net sales were RMB5,210.1 million, representing a 32.7% decrease from RMB7,743 million for the same period in 2007. The decrease in turnover was primarily due to a decrease in unit sales of Shenyang Automotive’s Zhonghua sedans during the period in 2008. For the six months ended 30 June 2008, unaudited cost of sales decreased by 31.5% from RMB7,180.9 million in the first six months of 2007 to RMB4,920.8 million for the same period in 2008. The decrease was primarily due to the decrease in unit sales of Zhonghua sedans. The overall unaudited gross profit margin of the Group decreased to 5.6% for the first half of 2008 from 7.3% in the same period in 2007. The Zhonghua sales volume fell below its breakeven level in the first half of 2008, resulting in a loss for that segment and a lower gross margin overall.

     The Group’s unaudited share of operating results of associated companies and jointly controlled entities increased by 42.9% from RMB90.4 million in the first half of 2007 to RMB129.2 million for the same period in 2008. This was mainly attributable to the increased profits contributed by BMW Brilliance Automotive Ltd., the Group’s 49.5% indirectly owned jointly controlled entity, in the first half of 2008. Unaudited net profits contributed to the Group by BMW Brilliance Automotive Ltd. increased by 106.8% from RMB53.0 million in the first half of 2007 to RMB109.6 million for the same period this year. The BMW joint venture achieved sales of 16,543 BMW sedans in the first six months of 2008, an increase of 1.7% as compared to 16,260 BMW sedans for the same period in 2007. The higher net profits contributed to the Group in the first half of 2008 was mainly a result of reduced tariffs on imported components and reduced expenses incurred for component localisation.
     In the first half of 2008, the Group recognised a gain of RMB215.0 million on the change in fair value of the embedded conversion option of the Convertible Bonds in accordance with Hong Kong Financial Reporting Standards. This compares to a loss of RMB282.5 million recorded in the first half of 2007. The gain resulted from the change in fair value during the period was primarily due to a drop in the Company’s share price between 31 December 2007 and 30 June 2008.
     The Group recorded an unaudited profit before taxation of RMB244.3 million in the first half of 2008 compared to an unaudited pre-tax loss of RMB75.0 million for the same period in 2007. Unaudited taxation increased by 39.8% from RMB17.6 million in the first half of 2007 to RMB24.6 million for the same period in 2008, resulting mainly from increases in taxation rates of our major operating subsidiaries.
     During the first half of 2008, despite a general slowdown in the Chinese auto market and the reduced sale of Zhonghua sedans, the Group was able to sustain its profitability even when excluding the gains realised from the changes in fair value of embedded conversion option of the Convertible Bonds. The efforts made in raising the component localisation ratio of the domestically-produced BMW sedans have also led to a significant increase in the contributions from the BMW joint venture.
     Looking into the second half of 2008, the Group expects market conditions to remain challenging. Factors such as the impact of austerity measures and credit tightening, steep corrections seen in both the stock and property markets in China, and the uncertainties surrounding capital markets worldwide will all lead to slower economic growth, thus exerting pressure on auto sales in China. In order for the Group to improve market share and margins, the Group plans to install more marketing initiatives in an effort to boost sales, continue to develop new products (such as the new Junjie wagon model which will be launched in the fourth quarter) to further enhance its product offering and increase economies of scale of the Zhonghua platform, and further streamline its operations in an attempt to improve production efficiency. In addition, the Group continues to work hard with its joint venture partner BMW to deepen component localisation and reduce costs of the BMW vehicles. To further broaden the cooperation, the Group has been in active discussion with BMW regarding next phase capacity expansion for the joint venture. Concurrently, the Group is carrying on discussions with BMW and other strategic partners regarding entry into the auto aftermarket segments.
     As at 30 June 2008, the Group had RMB994.5 million in cash and cash equivalents, RMB639.9 million in short-term bank deposits and RMB2,037.5 million in pledged short-term bank deposits. The Group had notes payable of RMB3,335.9 million and outstanding short-term bank borrowings of RMB544.3 million, but had no long-term bank borrowings outstanding as at 30 June 2008. As at 30 June 2008, all short-term bank borrowings of the Group were unsecured and interest-bearing at rates ranging from 6.449% to 8.217% per annum and repayable from 18 October 2008 to 30 June 2009. As at 30 June 2008, the gearing ratio, computed by dividing total liabilities by total equity attributable to equity holders of the Company, was approximately 1.65. On 7 June 2006, the Company, through its wholly owned subsidiary, Brilliance China Finance Limited, issued the Convertible Bonds with a principal amount of US$182,678,000 (equivalent to approximately RMB1,460.8 million based on the applicable exchange rate at the time of issue). The Convertible Bonds are guaranteed by the Company and are convertible by the holders into fully paid Shares at the conversion price of HK$1.53 per Share (Note) up to the close of business on 8 May 2011, unless the Convertible Bonds have previously been redeemed or matured. The Convertible Bonds are listed on The Singapore Exchange Securities Trading Limited. Up to 30 June 2008, none of the Convertible Bonds had been repurchased or redeemed by Brilliance China Finance Limited or converted into Shares of the Company.

     The Group considers that exchange rate fluctuations may have a material effect on the overall financial performance of the Group in the future, and may consider entering into hedging transactions through exchange contracts in order to minimise foreign exchange risks, if and when necessary. There were no outstanding hedging transactions as at 30 June 2008.
     The Group employed approximately 11,600 employees as at 30 June 2008. Employee costs (including directors’ emoluments) amounted to approximately RMB253.1 million for the six months ended 30 June 2008. The Group will endeavour to ensure that the salary levels of its employees are in line with industry practices and prevailing market conditions and that employees’ remuneration is based on performance. In addition, employees are eligible for share options under the share option scheme adopted by the Company.
Note:	The initial conversion price of the Convertible Bonds was HK$1.93 per Share. Pursuant to the terms of the Convertible Bonds, the initial conversion price of HK$1.93 was adjusted to HK$1.53 with effect from 10 March 2008.

APPENDIX II     GENERAL INFORMATION
1.	RESPONSIBILITY STATEMENT
     This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement contained in this circular misleading.
2.	DISCLOSURE OF INTERESTS OF DIRECTORS IN EQUITY OR DEBT SECURITIES
     As at the Latest Practicable Date, the interests and short positions of each Director, chief executive and their respective associates in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of the SFO); or are required, pursuant to Section 352 of the SFO to be entered into the register referred to therein; or are required pursuant to the Model Code of Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange, are set out below:

		Number of Shares held		Approximate	Number of
	Type of	Long		shareholding	share option
Name of Director	interests	Position	Short Position	percentage %	granted

Wu Xiao An (also known as Ng Siu On)	Personal	—	—	—	2,800,000 (Note)

Note:	The options to subscribe for 2,800,000 Shares are exercisable at any time during 10-year period from 2 June 2001 at the subscription price of HK$1.896 per Share.
     Save as disclosed, as at the Latest Practicable Date, none of the Directors, chief executives and their respective associates has any interest or short positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of the SFO); or are required, pursuant to Section 352 of the SFO to be entered into the register referred to therein; or are required, pursuant to the Model Code of Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange.

3.	SUBSTANTIAL SHAREHOLDERS
     As at the Latest Practicable Date, so far as known to the Directors and chief executives of the Company, the following persons, other than a Director or chief executive of the Company has an interest or a short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in ten per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

	Number of Shares held/Approximate shareholding percentage
	Long		Short		Lending
Name of Shareholders	Position	%	Position	%	Pool	%

Huachen (Note 1)
2,760,074,988	75.21	—	—	—	—
Templeton Asset Management Ltd. (Note 2)	477,219,632	13.00	—	—	—	—
Deutsche Bank Aktiengesellschaft (Note 3)	247,227,766	6.74	49,117,781	1.34	—	—
Merrill Lynch & Co Inc. (Note 4)	219,927,353	5.99	1,603,500	0.04	—	—

Notes:

1.	Out of these Shares, 1,313,953,488 are Shares to be subscribed by Huachen pursuant to the subscription agreement entered into between the Company and Huachen on 1 December 2008. The subscription is subject to fulfilment of certain conditions precedent.

2.	The 477,219,632 Shares in long position are held in the capacity as investment manager.

3.	The 247,227,766 Shares in long position are held as to 15,555,967 Shares in the capacity as beneficial owner, as to 150,000 Shares in the capacity as investment manager and as to 231,521,799 Shares as security interest. The 49,117,781 Shares in short position are held as to 14,296,937 Shares in the capacity as beneficial owner and as to 34,820,844 Shares as security interest. 176,777,412 Shares in long position represent underlying interest in physically settled derivatives listed or traded on a stock exchange or traded on a futures exchange. 13,570,937 Shares in long position and 756,937 Shares in short position represent underlying interest in cash settled unlisted derivatives.

4.	The 219,927,353 Shares in long position and 1,603,500 Shares in short position are held as corporate interest.
     Save as disclosed herein, there was no other person so far as is known to the Directors and chief executives of the Company, other than a Director or chief executive of the Company has an interest or a short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in ten per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.
4.	DIRECTORS’ INTEREST IN ASSETS AND/OR ARRANGEMENT
     As at the Latest Practicable Date, none of the Directors had any direct or indirect interest in any assets which have been since 31 December 2007 (being the date to which the latest published audited consolidated financial statements of the Group were made up) acquired or disposed of by or leased to any members of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.
     As at the Latest Practicable Date, there is no contract or arrangement subsisting in which a Director was materially interested and which was significant in relation to the business of the Group as a whole.

5.	DIRECTORS’ SERVICE CONTRACTS
     As at the Latest Practicable Date, none of the Directors has any existing or proposed contract of service with any member of the Group which is not expiring or terminable within one year without payment of compensation (other than statutory compensation).
6.	MATERIAL ADVERSE CHANGE
     As at the Latest Practicable Date, the Directors confirmed that there has been no material adverse change in the financial or trading position of the Group since 31 December 2007, being the date to which the Group’s latest published audited consolidated financial statements were made up.
7.	MATERIAL CONTRACTS
     The following contracts (not being contracts in the ordinary course of business) having been entered into by the Company or any of its subsidiaries within two years immediately preceding the date of this circular and are or may be material:
(a)	seven framework agreements dated 15 December 2006 in respect of the continuing connected transactions between members of the Group and the connected persons as set out in the announcement made by the Company dated 15 December 2006;

(b)	an agreement dated 15 December 2006 for the provision of cross guarantee in respect of banking facilities in the amount of RMB1.5 billion entered into between Shenyang Automotive and Xing Yuan Dong;

(c)	an agreement dated 15 December 2006 for provision of cross guarantee in respect of banking facilities in the amount of RMB500 million entered into between Xing Yuan Dong and JinBei;

(d)	the distribution agreement dated 3 October 2007 between Shenyang Automotive and Liaoning Zheng Guo in relation to the sale of automobiles manufactured by Shenyang Automotive;

(e)	an agreement dated 3 October 2007 for the provision of cross guarantee in respect of banking facilities in the amount of RMB2.0 billion entered into between Shenyang Automotive and Xing Yuan Dong;

(f)	an agreement dated 3 October 2007 for provision of cross guarantee in respect of banking facilities in the amount of RMB500 million entered into between Xing Yuan Dong and JinBei;

(g)	six framework agreements and one regional agent agreement dated 19 November 2008 in respect of the Continuing Connected Transactions;

(h)	an agreement dated 19 November 2008 for provision of cross guarantees in respect of banking facilities in the amount of RMB500 million entered into between Xing Yuan Dong and JinBei (and its subsidiaries); and

(i)	a subscription agreement dated 1 December 2008 entered into between the Company and Huachen in relation to the subscription of 1,313,953,488 Shares at HK$0.43 each Share.

8.	EXPERT’S CONSENT AND QUALIFICATION
     The following is the qualification of the professional adviser who has given opinion or advice which is contained in this circular:

Name	Qualification
Partners Capital International Limited	A corporation licensed to carry out regulated activities type 1 (dealing in securities) and type 6 (advising on corporate finance) under the SFO
     The Independent Financial Adviser has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and all reference to its name in the form and context in which they appear.
     As at the Latest Practicable Date, the Independent Financial Adviser was not beneficially interested in the share capital of any member of the Group nor did it has any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group nor did it have any interest, either direct or indirect, in any assets which have been, since the date to which the latest published audited consolidated financial statements of the Group were made up, acquired, disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group.
9.	LITIGATION
     As at the Latest Practicable Date, neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and so far as the Directors are aware, no litigation or claim of material importance are pending or threatened by or against the Company or any of its subsidiaries.
10.	COMPETING INTERESTS
     None of the Directors and his associates is interested directly or indirectly in a business, apart from his interest in the Company, which competes or is likely to compete with the business of the Group.
11.	MISCELLANEOUS
(a)	Save as disclosed in this circular, there is no contract or arrangement entered into by any member of the Group subsisting at the date hereof in which any Director is materially interested and which is significant in relation to the business of the Group.

(b)	Save as disclosed in this circular, none of the Directors has, or has had, any direct or indirect interest in any assets which have been acquired, disposed of by or leased to, or which are proposed to be acquired, disposed of by or leased to, the Company or any of its subsidiaries since 31 December 2007, the date to which the latest published audited consolidated financial statements of the Group were made up.

(c)	The secretary of the Company is Ms. Lam Yee Wah Eva, an associate of The Hong Kong Institute of Chartered Secretaries and an associate of The Institute of Chartered Secretaries and Administrators.

(d)	The qualified accountant of the Company appointed pursuant to Rule 3.24 of the Listing Rules is Ms. Huang Yu (“Ms. Huang”). Ms. Huang is able to meet all the requirements set out in Rule 3.24 of the Listing Rules (other than the fact that she is not a fellow or an associate member of the Hong Kong Institute of Certified Public Accountants (“HKICPA”) or a similar body of accountants recognized by the HKICPA for the purpose of granting exemptions from the examination requirement for membership of the HKICPA). The Company was granted a 3-year conditional waiver commencing from 15 May 2007 to 14

May 2010 from strict compliance with the requirements of Rule 3.24 of the Listing Rules. During the period covered by the waiver, Ms. Huang will have continual access to the assistance of Mr. Eugene Liu, a partner of RSM Nelson Wheeler and a member of the HKICPA.

(e)	The registered office of the Company is situated at Canon’s Court, 22 Victoria Street, Hamilton HM12, Bermuda and the principal place of business is at Suites 1602-05, Chater House, 8 Connaught Road Central, Hong Kong.

(f)	The principal transfer agent and registrar is Appleby Management (Bermuda) Limited at Argyle House, 41A Cedar Avenue, P.O. Box HM 1179, Hamilton HM11, Bermuda. The Hong Kong branch share registrar and transfer office is Computershare Hong Kong Investor Services Limited at Shops 1716-17, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

(g)	The English text of this circular and the accompanying form of proxy shall prevail over their respective Chinese text.
12.	DOCUMENTS AVAILABLE FOR INSPECTION
     Copies of the following documents will be available for inspection during normal business hours (Saturdays and public holidays excepted) at Suites 1602-05, Chater House, 8 Connaught Road Central, Hong Kong from the date of this circular up to and including the date which is 14 days from the date of this circular and at the Special General Meeting :
(a)	the letter from the Independent Financial Adviser, the text of which is set out on pages 18 to 32 of this circular;

(b)	the written consent from the Independent Financial Adviser referred to in paragraph 8 of this appendix;

(c)	the letter of recommendation from the Independent Board Committee, the text of which is set out on page 17 of this circular;

(d)	the Bye-Laws of the Company;

(e)	the contracts referred to in the paragraph headed “Material contracts” referred in paragraph 7 of this appendix;

(f)	the annual reports of the Company for the two financial years ended 31 December 2006 and 31 December 2007; and

(g)	the interim report of the Company for the six months ended 30 June 2008.

NOTICE OF SPECIAL GENERAL MEETING
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
     NOTICE IS HEREBY GIVEN that a special general meeting of Brilliance China Automotive Holdings Limited (the “Company”) will be held at Room Tian & Di, 7th Floor, The Landmark Mandarin Oriental, 15 Queen’s Road Central, The Landmark, Central, Hong Kong on Tuesday, 30 December 2008 at 9:00 a.m., for the purposes of considering and, if thought fit, passing, with or without modification, the following resolutions as ordinary resolutions of the Company:
ORDINARY RESOLUTIONS
1.	“THAT
(a)	the entering into of the framework agreements dated 19 November 2008 (the “Framework Agreements”) (copies of which are marked “A” and produced to the meeting and signed by the Chairman for identification purposes) in respect of the continuing connected transactions to be entered into between the Company and its subsidiaries on the one part and (Shenyang JinBei Automotive Company Limited*) (“JinBei”) and its subsidiaries and associated companies on the other part for the three financial years ending 31 December 2011 (the “Continuing Connected Transactions”) as set out in the paragraph headed “The Continuing Connected Transactions” in the Letter from the Board contained in a circular issued by the Company dated 10 December 2008 (the “Circular”) (a copy of which is marked “B” and produced to the meeting and signed by the Chairman for identification purposes) be and are hereby approved, confirmed and ratified and the entering into of the Continuing Connected Transactions pursuant to the Framework Agreements be and are hereby approved and confirmed; and that the directors of the Company be and are hereby authorised to take such actions and to enter into such documents as are necessary to give effect to the Continuing Connected Transactions contemplated under the Framework Agreements; and

(b)	the proposed maximum annual monetary value of the Continuing Connected Transactions contemplated under the Framework Agreements for each of the three financial years ending 31 December 2011 as set out in the paragraph headed “Proposed Caps and Historical Figures — Proposed Caps” in the Letter from the Board contained in the Circular be and are hereby approved.”
2.	“THAT
(a)	the entering into of the regional agent agreement dated 19 November 2008 (the “Regional Agent Agreement”) (a copy of which is marked “C” and produced to the meeting and signed by the Chairman for identification purposes) in respect of the continuing connected transaction to be entered into between (Shenyang Brilliance JinBei Automobile Co., Ltd.*) and (Liaoning Zheng Guo Investment Development Company Limited*) for the three financial years ending 31 December 2011 as set out in the paragraph headed “The Continuing Connected Transactions” in the Letter from the Board contained in the Circular be and are hereby approved, confirmed and ratified and the entering into of the continuing connected transaction pursuant to the Regional Agent Agreement be and is hereby approved and confirmed; and that the directors of the Company be and are hereby authorised to take such actions and to enter into such documents as are necessary to give effect to the continuing connected transaction contemplated under the Regional Agent Agreement; and

(b)	the proposed maximum annual monetary value of the continuing connected transaction contemplated under the Regional Agent Agreement for each of the three financial years ending 31 December 2011 as set out in the paragraph headed “Proposed Caps and Historical Figures — Proposed Caps” in the Letter from the Board contained in the Circular be and are hereby approved.”
3.	“THAT the entering into of the cross guarantees agreement dated 19 November 2008 between (Shenyang XingYuanDong Automobile Component Co., Ltd.*) (“Xing Yuan Dong”) and JinBei in relation to the provision of cross guarantees by each of Xing Yuan Dong and JinBei (and its subsidiaries) for the banking facilities of the other party up to the amount of RMB500 million for a period of one year commencing from 1 January 2009 to 31 December 2009 (a copy of which is marked “D” and produced to the meeting and signed by the Chairman for identification purposes) be and is hereby approved, confirmed and ratified; and that the directors of the Company be and are hereby authorised to take such actions and to enter into such documents as are necessary to give effect to the cross guarantees agreement.”

By order of the Board
Brilliance China Automotive Holdings Limited
Lam Yee Wah Eva
Company Secretary
Hong Kong, 10 December 2008
Registered office:
Canon’s Court
22 Victoria Street
Hamilton HM12
Bermuda
Head office and principal place of business:
Suites 1602-05
Chater House
8 Connaught Road Central
Hong Kong
Notes:
1.	A shareholder entitled to attend and vote at the above meeting may appoint one or more than one proxies to attend and to vote on a poll in his stead. On a poll, votes may be given either personally (or in the case of a shareholder being a corporation, by its duly authorised representative) or by proxy. A proxy need not be a shareholder of the Company.

2.	Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

3.	In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the office of the Company’s branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Rooms 1806-07, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

4.	Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting if shareholders so wish.

5.	Pursuant to bye-law 70 of the Bye-Laws of the Company, a resolution put to vote at a general meeting shall be decided on a show of hands unless a poll is required under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or demanded (before or at the declaration of the results of the show of hands in respect of the relevant resolution or on the withdrawal of any other demand for a poll):
(a)	by the chairman of the meeting; or

(b)	by at least three shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

(c)	by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to attend and vote at the meeting; or

(d)	by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy having the right to attend and vote at the meeting, and in respect of whose shares, sums have been paid up in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares having that right.
6.	The ordinary resolutions numbered 1 to 3 set out in this notice of special general meeting will be put to shareholders to vote taken by way of a poll.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
Proxy form for use at the Special General Meeting or any adjournment thereof
I/We1                                                              of                                                              being holder(s) of2                                                              shares with a par value of US$0.01 each in the capital of Brilliance China Automotive Holdings Limited (the “Company”), HEREBY APPOINT the Chairman of the meeting3 or                                                              of                                                              as my/our proxy to act for me/us at the Special General Meeting of the Company, to be held at Room Tian & Di, 7th Floor, The Landmark Mandarin Oriental, 15 Queen’s Road Central, The Landmark, Central, Hong Kong on Tuesday, 30 December 2008 at 9:00 a.m. or any adjournment thereof, and in particular (but without limitation) at such meeting (or any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the resolutions set out in the notice convening the said meeting as indicated below, or, if no such indication is given, as my/our proxy thinks fit.

	ORDINARY RESOLUTIONS	For[4]	Against[4]

1 a.	To approve, confirm and ratify the entering into of the framework agreements dated 19 November 2008 (the “Framework Agreements”) in respect of the continuing connected transactions (the “Continuing Connected Transactions”) to be entered into between the Company and its subsidiaries on the one part and (Shenyang JinBei Automotive Company Limited*) (“JinBei”) and its subsidiaries and associated companies on the other part for the three financial years ending 31 December 2011 and to approve and confirm the entering into of the Continuing Connected Transactions pursuant to the Framework Agreements; and to authorise the directors of the Company to take such actions and to enter into such documents as are necessary to give effect to the Continuing Connected Transactions contemplated under the Framework Agreements

b.	To approve the proposed maximum annual monetary value of the Continuing Connected Transactions contemplated under the Framework Agreements for each of the three financial years ending 31 December 2011

2 a.	To approve, confirm and ratify the entering into of the regional agent agreement dated 19 November 2008 (the “Regional Agent Agreement”) in respect of the continuing connected transaction to be entered into between (Shenyang Brilliance JinBei Automobile Co., Ltd.*) and (Liaoning Zheng Guo Investment Development Company Limited*) for the three financial years ending 31 December 2011 and to approve and confirm the entering into of the continuing connected transaction pursuant to the Regional Agent Agreement; and to authorise the directors of the Company to take such actions and to enter into such documents as are necessary to give effect to the continuing connected transaction contemplated under the Regional Agent Agreement

b.	To approve the proposed maximum annual monetary value of the continuing connected transaction contemplated under the Regional Agent Agreement for each of the three financial years ending 31 December 2011

3	To approve, confirm and ratify the cross guarantees agreement dated 19 November 2008 between (Shenyang XingYuanDong Automobile Component Co., Ltd.*) (“Xing Yuan Dong”) and JinBei in relation to the provision of cross guarantees by each of Xing Yuan Dong and JinBei (and its subsidiaries) for banking facilities of the other party up to RMB500 million for a period of one year from 1 January 2009 to 31 December 2009 and to authorise the directors of the Company to take such actions and to enter into such documents as are necessary to give effect to the cross guarantees agreement

Signature[5]	Dated

Notes:
1	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2.	Please insert the number of shares registered in your name(s) to which the proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all those shares in the Company registered in your name(s).

3.	If any proxy other than the Chairman of the meeting is preferred, strike out the words “the Chairman of the meeting” and insert the name and address of the proxy desired in the space provided. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.

4.	IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK (H) IN THE BOX MARKED “FOR” THE RELEVANT RESOLUTION. IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK (H) IN THE BOX MARKED “AGAINST” THE RELEVANT RESOLUTION. Failure to tick either box will entitle your proxy to cast your vote at his discretion. On a poll, your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than that referred to in the notice convening the meeting except that persons appointed by a clearing house as a proxy will be able to vote on a show of hands and on poll.

5.	This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney or other person duly authorised.

6.	In order to be valid, this form of proxy duly completed and signed in accordance with the instructions printed hereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the office of the Company’s branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Rooms 1806-07, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

7.	In case of joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

8.	The proxy need not be a member of the Company but must attend the meeting in person to represent you.

9.	ompletion and deposit of this form of proxy will not preclude you from attending and voting at the meeting in person if you so wish.

10.	ursuant to bye-law 70 of the bye-laws of the Company, a resolution put to vote at a general meeting shall be decided on a show of hands unless a poll is required under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or demanded (before or at the declaration of the result of the show of hands in respect of the relevant resolution or on the withdrawal of any other demand for a poll):
(a)	by the Chairman of the meeting; or

(b)	by at least three shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

(c)	y any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting; or

(d)	by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy having the right to attend and vote at the meeting, and in respect of whose shares, sums have been paid up in aggregate equal to not less than one-tenth of the total sum paid up on all the shares having that right.
11.	rdinary resolutions numbered 1 to 3 will be put to shareholders to vote taken by way of a poll.

*	for identification purposes only